Exhibit 99.1

Notice of Annual and Special Meeting of Shareholders
and Management Information Circular

May 11, 2026

Our annual and special meeting of shareholders will be held on June 23, 2026, at 1:30 p.m. (Eastern Time) at First Canadian Place, 100 King St W, Suite 3400, Toronto, Ontario, M5X 1A4.

Shareholders may exercise their rights by attending the meeting or completing a form of proxy.

If you have questions or require assistance, you may contact Mr. Philip Rabenok, Vice President, Investor Relations:

+1 (437) 423-3644

prabenok@osiskodev.com

NYSE/TSX.V: ODV

May 11, 2026

Dear Fellow Shareholder:

We are pleased to invite you to our annual and special meeting of shareholders of Osisko Development Corp. (the "Corporation") to be held on June 23, 2026, at First Canadian Place, 100 King St W, Suite 3400, Toronto, Ontario, M5X 1A4.

During our annual and special meeting of shareholders, we will ask you to receive the Corporation's financial statements and approve the following:

1.	The election of seven (7) candidates to our Board of Directors;

2.	The appointment of PricewaterhouseCoopers LLP as the Corporation's independent auditor for the fiscal year ending December 31, 2026 and the authorization of the directors to fix its remuneration;

3.	The amendment to the Articles of the Corporation to change the province of the Corporation's registered office from Québec to Ontario (the "Registered Office Resolution"); and

4.	The change of name of the Corporation to "Osisko Gold Group Inc." (the "Name Change Resolution").

You will also be asked to consider and transact such further or other business as may properly come before the meeting or any postponement(s) or adjournment(s) thereof.

We invite you to review our management information circular that provides you with the information that will assist in formulating your decision for your vote and provide detailed information on how to attend and vote.

Your participation is important to us, and we encourage you to exercise your vote by completing the proxy form prior to the meeting, even if you expect to attend.

Should you have any questions about our activities or the matters to be dealt with at the meeting, you can reach us by sending an email to chair@osiskodev.com or info@osiskodev.com.

We thank all of our shareholders and stakeholders for their support throughout 2025, and we continue to work hard to ensure we advance the development of our portfolio of assets.

Yours truly,

"Sean Roosen"

Sean Roosen

Chair of the Board of Directors and

Chief Executive Officer

Table of Contents

Part 1: DELIVERY OF MEETING MATERIALS AND VOTING INFORMATION		3

1.1	Notice and Access Rules	3
1.2	Solicitation of Proxies	3
1.3	Who Can Vote?	4
1.4	How to Vote	5
1.5	Completing the Form of Proxy	6
1.6	Voting of Proxies	6
1.7	Revoking Your Proxy	7
1.8	Voting Results	7

Part 2: BUSINESS OF THE MEETING		8
2.1	Receipt of Financial Statements	8
2.2	Election of Directors	8
2.3	Appointment of Auditor	18
2.4	Approval of the Registered Office Resolution	18
2.5	Approval of the Name Change Resolution	19

Part 3: ABOUT OSISKO DEVELOPMENT		20

3.1	Corporate Governance Practices	20
3.2	Code of Ethics	21
3.3	Harassment Policy	22
3.4	Policy Regarding the Diversity of the Board of Directors	22
3.5	Policy regarding the Diversity in Corporate Talent	23
3.6	Policy regarding Tenure on the Board of Directors	24
3.7	Clawback Policy	26
3.8	Role of the Board of Directors	26

Part 4: Director and Executive Compensation		37

4.1	Directors' Compensation	37
4.2	Statement of Executive Compensation	44

Part 5: OTHER INFORMATION		63

5.1	Indebtedness of Directors and Executive Officers	63
5.2	Interest of Informed Persons in Material Transactions	63
5.3	Interest of Certain Persons or Companies in the Matters to be Acted Upon	63
5.4	Management Contracts	63
5.5	Other Matters	63
5.6	Shareholder Proposals for the Annual Meeting to be held in 2027	63
5.7	Additional Information	64
5.8	Approval of Directors	64

Schedule "A" Board of Directors Charter		A-1

Schedule "B" Audit and Risk Committee Charter		B-1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the shareholders of Osisko Development Corp. (the "Corporation") will be held on June 23, 2026, at 1:30 p.m. (Eastern Time). The Meeting will be held at First Canadian Place, 100 King St W, Suite 3400, Toronto, Ontario, M5X 1A4, for the following purposes:

1.	To receive the audited financial statements of the Corporation for the year ended December 31, 2025, together with the report of the auditor thereon;

2.	To elect the directors of the Corporation for the ensuing year;

3.	To appoint PricewaterhouseCoopers LLP ("PwC"), a partnership of Chartered Professional Accountants, as the Corporation's independent auditor for the fiscal year ending December 31, 2026 and to authorize the directors to fix its remuneration;

4.	To consider and, if deemed appropriate, pass a special resolution, the full text of which is set forth in the accompanying management information circular (the "Circular"), approving an amendment to the Articles of the Corporation to change the province of the Corporation's registered office from the Province of Québec to the Province of Ontario (the "Registered Office Resolution");

5.	To consider and, if deemed appropriate, pass a special resolution, the full text of which is set forth in the Circular, approving the change of name of the Corporation to "Osisko Gold Group Inc." (the "Name Change Resolution"); and

6.	To transact such further or other business as may properly come before the Meeting or any postponement(s) or adjournment(s) thereof.

IMPORTANT

You are entitled to vote at the Meeting and any postponement(s) or adjournment(s) thereof if you owned common shares of the Corporation at the close of business on May 11, 2026. For information on how you may vote, please refer to Part 1 of the Circular.

To be effective, the form of proxy or voting instruction form (the "VIF"), as applicable, must be completed and returned in accordance with the instructions provided in the Circular no later than 1:30 p.m. (Eastern Time) on June 19, 2026 or, in the event the Meeting is postponed or adjourned, 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the time to which the Meeting is postponed or adjourned.

NOTICE AND ACCESS

The Corporation has decided to use the Notice and Access rules adopted by the Canadian Securities Administrators to reduce the volume of paper with respect to materials distributed for the purpose of the Meeting. Instead of receiving the Circular, shareholders will receive a notice with instructions on how to access the remaining Meeting materials online together with the form of proxy or VIF, as the case may be. The Circular and other relevant materials are available on SEDAR+ (www.sedarplus.ca), on EDGAR (www.sec.gov), under the "Investors" section of the Corporation's website (https://osiskodev.com/investors/) and on the TSX Trust Company webhosting site (https://docs.tsxtrust.com/2355). Shareholders are advised to review the Meeting materials prior to voting. If you have questions about Notice and Access, you can call our transfer agent, TSX Trust Company, toll-free at 1-866-600-5869 or write an email to tsxtis@tmx.com.

1

Any shareholder who wishes to receive a paper copy of the Meeting materials may, at no cost, request such printed copies by emailing the request to tsxtis@tmx.com or calling 1-866-600-5869 toll-free and following the instructions provided. If a paper copy of the Meeting materials is required, we recommend sending the request as soon as possible and, in any case, requests should be received at least five (5) business days prior to the proxy deposit date and time set out in the accompanying form of proxy or VIF in order to receive the Meeting materials in advance of such date and the Meeting date. Note that if you request a paper copy of the Circular, you will not receive a new form of proxy or VIF. You should keep the original form sent to you in order to vote.

Your participation is important to us, and we encourage you to exercise your vote by completing the form of proxy or VIF prior to the Meeting, even if you expect to attend. In the event you cannot participate at the Meeting, we urge you to express your support by voting, using your proxy in advance of the Meeting, on the various proposals that will be put forward at the Meeting, which are further described in the Circular.

Montréal, Québec, May 11, 2026.

By Order of the Board of Directors,

"Sean Roosen"

Sean Roosen

Chair of the Board of Directors and

Chief Executive Officer

2026 Management Information Circular

2

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the "Circular") is provided in connection with the solicitation of proxies by the management ("Management") of Osisko Development Corp. (the "Corporation") for use at the annual and special meeting (the "Meeting") of the holders of common shares of the Corporation (the "Common Shares" and the holders of the Common Shares, the "Shareholders") to be held on June 23, 2026 at the time and for the purposes set forth in the accompanying Notice of Meeting and at any postponement(s) or adjournment(s) thereof. Unless otherwise noted, information in this Circular is given as at May 11, 2026 and all currency amounts are shown in Canadian dollars. The Meeting will be held at First Canadian Place, 100 King St W, Suite 3400, Toronto, Ontario, M5X 1A4.

Part 1: DELIVERY OF MEETING MATERIALS AND VOTING INFORMATION

1.1            Notice and Access Rules

The Corporation has decided to use the Notice and Access rules under Regulation 51-102 respecting Continuous Disclosure Obligations ("Regulation 51-102") and Regulation 54-101 respecting Communications with Beneficial Owners of Securities of a Reporting Issuer ("Regulation 54-101"). Notice and Access provisions have been adopted by the Canadian Securities Administrators (the "CSA") which allow issuers to post electronic versions of the proxy-related materials online via SEDAR+, rather than mailing paper copies of such materials to Shareholders. Using the Notice and Access provisions allows for faster access to the Circular and helps reduce printing and postage costs.

Instead of receiving the Circular, Shareholders will receive a notice with the form of proxy or voting instruction form (the "VIF") along with instructions on how to access the Meeting materials online. The Corporation will send the notice and the form of proxy or VIF directly to the registered Shareholders. The Corporation will also pay for intermediaries to deliver the notice and the form of proxy or VIF to beneficial Shareholders. The Circular and other relevant materials, including the consolidated financial statements for the year ended December 31, 2025, together with the auditors' report thereon (the "Financial Statements") and the related Management's Discussion and Analysis (the "MD&A"), are available on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under the Corporation's issuer profile as well as on the Corporation's website under the section "Investors" (https://osiskodev.com/investors/#financial-reports). Shareholders are advised to review the Meeting materials prior to voting.

Any Shareholder who wishes to receive a paper copy of the Circular, Financial Statements or MD&A may, at no cost, request a printed copy by emailing the request to tsxtis@tmx.com or calling 1-866-600-5869 toll-free. If a paper copy of the Meeting materials is required, we recommend sending the request as soon as possible and, in any case, requests should be received at least five (5) business days prior to the proxy deposit date and time set out in the accompanying form of proxy or VIF in order to receive the Meeting materials in advance of such date and the Meeting date. There is no charge to you for requesting a copy of these materials. Note that if you request a paper copy of the Circular, you will not receive a new form of proxy or VIF. You should keep the original form sent to you in order to vote.

You may also request paper copies of the Circular, Financial Statements or MD&A at no cost for up to one year from the date the Circular is filed on SEDAR+. To obtain paper copies of the materials after the Meeting date, please contact Mr. Philip Rabenok, Vice President, Investor Relations, at prabenok@osiskodev.com.

1.2           Solicitation of Proxies

Management of the Corporation is soliciting proxies from Shareholders for the Meeting. The solicitation will be made primarily by mail, though proxies may also be solicited by personal interview, telephone or other means of communication by directors, officers and employees of the Corporation, none of whom will be specifically remunerated therefor. The cost of solicitation of proxies will be borne by the Corporation.

2026 Management Information Circular

3

1.3           Who Can Vote?

Registered and Beneficial Shareholders

You have the right to vote if you owned Common Shares of the Corporation on May 11, 2026, the record date fixed by the directors for the determination of Shareholders entitled to receive notice of the Meeting (the "Record Date"). Only Shareholders of record on the Record Date and their duly appointed proxyholders are entitled to attend and vote at the Meeting. Each Common Share you own entitles you to one vote.

You are a registered Shareholder if the Common Shares are registered in your name. This means that your name appears in the Shareholders' register maintained by our transfer agent, TSX Trust Company. You are a non-registered (or beneficial) Shareholder if your bank, trust company, securities broker or other financial institution or intermediary (your nominee) holds your Common Shares for you in a nominee account (referred to herein as "Beneficial Shareholders"). Note that a substantial number of Shareholders do not hold Common Shares in their own name. Common Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted on or withheld at the direction of the Beneficial Shareholder.

The notice, including instructions on how to access the Meeting materials online, and form of proxy or VIF, as applicable, are being provided to both registered Shareholders and Beneficial Shareholders.

Beneficial Shareholders fall into two categories: (i) those who object to their identity being known to the issuers of securities which they own ("OBOs"); and (ii) those who do not object to their identity being made known to the issuers of the securities which they own ("NOBOs").

If you are a NOBO and the Corporation or its agent has sent these materials directly to you, your name, address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Common Shares on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. As a result, if you are a NOBO, you can expect to receive a scannable VIF from TSX Trust Company.

If you are an OBO, the Corporation will also pay for brokers and intermediaries to send the notice and VIF directly to you. Please complete and return the VIF to Broadridge Financial Solutions Inc. ("Broadridge") in accordance with the instructions provided on such VIF.

Common Shares Outstanding and Principal Holders of our Common Shares

The Common Shares constitute the only class of shares of the Corporation carrying voting rights at a general meeting of Shareholders. Each Common Share entitles its holder to one vote. As of the Record Date, the Corporation has 304,721,378 Common Shares issued and outstanding, representing 100% of the votes attached to all shares of the Corporation.

To the knowledge of the directors and executive officers of the Corporation, as of May 11, 2026, the only persons who beneficially own, exercise control over or direct, whether directly or indirectly, 10% or more of the issued and outstanding Common Shares of the Corporation are:

Shareholder	Approximate number of Common Shares		Approximate percentage of Common Shares
Double Zero Capital LP	48,591,775	(1)	15.9%
OR Royalties Inc.	33,333,366		10.9%

Notes:

(1)	Double Zero Capital LP also holds 18,300,000 warrants (the "Warrants") in the Corporation, which are subject to a blocker provision, such that Double Zero Capital LP may not exercise any Warrants that would result in it holding (directly or indirectly) over 19.9% of the issued and outstanding Common Shares (after giving effect to such exercise), unless requisite Shareholder, stock exchange and regulatory approvals have been obtained. Each Warrant entitles Double Zero Capital LP to purchase one Common Share (each, a "Warrant Share"), at a price of US$2.56 per Warrant Share on or prior to August 15, 2027, subject to acceleration.

2026 Management Information Circular

4

Investment Agreement

Pursuant to an investment agreement (the "Investment Agreement") dated November 25, 2020 (as amended September 30, 2022) entered into between the Corporation and OR Royalties Inc. ("OR Royalties"), OR Royalties has the right to nominate one or more directors to the Board of Directors of the Corporation (the "Board") as a function of its beneficial ownership in the Corporation provided that it, together with its affiliates, beneficially owns, directly or indirectly, at least 10% of the outstanding Common Shares.

1.4            How to Vote

You have two ways to vote your Common Shares:

•	during the Meeting when called for; or

•	by proxy, in advance of the Meeting.

Even if you plan to attend the Meeting to cast your vote, we recommend that you vote in advance by proxy as it is the easiest way to vote your Common Shares, as further described below.

A - REGISTERED HOLDER	B - BENEFICIAL OWNER
A – Vote by form of proxy before the Meeting	B – Vote by VIF before the Meeting

Internet: Go to www.voteproxyonline.com and follow the instructions. You will need your control number, which appears above the voting deadline date on the form of proxy.

Fax: Complete, sign and date the form of proxy, and fax both sides to our transfer agent, TSX Trust Company, Attention: Proxy Department, at 416-595-9593.

Mail: Complete, sign and date the form of proxy and return it in the envelope provided, or send it to: TSX Trust Company, Attention: Proxy Department, 100 Adelaide, Suite 301, Toronto, Ontario, M5H 4H1, Canada.

Complete the VIF sent to you by your intermediary (in the case of OBOs) or TSX Trust Company (in the case of NOBOs), as applicable, with respect to Common Shares held on your behalf. The form will contain instructions pertaining to the execution and transmission of the document.

A – Vote in person at the Meeting	B – Vote in person at the Meeting

If you wish to vote in person at the Meeting, you do not have to return a form of proxy. You must register when you arrive at the meeting.

Location: First Canadian Place, 100 King St W, Suite 3400, Toronto, Ontario, M5X 1A4.

Time: 1:30 p.m. (ET). Please show up at least 30 minutes before the start of the Meeting.

1.     If you wish to vote in person at the Meeting identify yourself as a proxyholder by entering your name in the space provided on the VIF you received.

2.     Return the VIF to Broadridge or TSX Trust Company, as applicable, by the earliest of June 19, 2026 at 1:30 p.m. (ET) or the return date indicated in the VIF.

3.     Follow the instructions under the header "A – Vote in person at the Meeting" found in this table.

2026 Management Information Circular

5

A – Vote in person at the Meeting – Proxyholder	B – Vote in person at the Meeting – Proxyholder

Identify your proxyholder by entering his or her name in the section provided on the form of proxy you received.

Return your form of proxy no later than 1:30 p.m. (ET) on June 19, 2026, using one of the methods indicated under the header "A – Vote by form of proxy before the Meeting" found in this table.

Follow the instructions under the header "A – Vote in person at the Meeting" found in this table.

1.     Identify your proxyholder by entering his or her name in the space provided on the VIF you received.

2.     Return the VIF to Broadridge or TSX Trust Company, as applicable, by the earliest of June 19, 2026 at 1:30 p.m. (ET) or the return date indicated in the VIF.

3.     Proxyholder to follow the instructions under the header "A – Vote in person at the Meeting" found in this table.

1.5            Completing the Form of Proxy

As a Shareholder, you have the right to appoint another person (a "proxyholder") to attend the Meeting and exercise your voting rights, and the form of proxy (for registered Shareholders) or VIF (for non-registered Shareholders) includes the names of the Corporation's officers or directors who are proxyholders. You have the right to appoint a proxyholder other than the persons whose names already appear as proxyholders in the form of proxy or VIF, by inserting the name of the proxyholder of your choice in the blank space provided for that purpose in the form of proxy or VIF. The proxyholder need not be a Shareholder of the Corporation. If the Shareholder is a corporation, the form of proxy or VIF must be executed by a duly authorized officer or a representative thereof. You may enter your voting instructions by following the instructions indicated on the front and back of the form of proxy or VIF.

To be effective, you must return your completed form of proxy or VIF no later than 1:30 p.m. (Eastern Time) on June 19, 2026.

If the Meeting is postponed or adjourned, we must receive your completed form of proxy or VIF at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before any postponed or adjourned meeting at which the proxy or VIF is to be used. The Chair of the Meeting may at his or her discretion waive or extend the proxy cut-off without notice.

1.6            Voting of Proxies

The form of proxy or VIF, once it has been completed, confers discretionary authority upon the proxyholder to vote your Common Shares on items as he or she sees fit. Therefore, if you return your form of proxy or VIF without specifying how you want to vote your Common Shares, the proxyholder appointed by Management of the Corporation will vote your shares FOR the approval of such matters.

Furthermore, the proxy confers discretionary authority on the proxyholder with respect to any amendments or variations of the matters of business to be acted on at the Meeting, or any other matters properly brought before the Meeting or any adjournment(s) or postponement(s) thereof. As of the date of this Circular, Management is not aware of any amendment, variation or other matter that may come before the Meeting.

2026 Management Information Circular

6

1.7          Revoking Your Proxy

Registered Shareholders

You can revoke your proxy in any manner permitted by law, including the following ways:

•	Complete a new form of proxy that is dated later than the form of proxy you want to revoke, and mail it to TSX Trust Company so they receive it by 1:30 p.m. (Eastern Time) on June 19, 2026;

•	Send a notice in writing from you or your attorney (duly authorized in writing), by mail or fax such that it is received by our Investor Relations department at 1100, av des Canadiens-de-Montréal, Suite 300, Montréal, QC, H3B 2S2 by 1:30 p.m. (Eastern Time) on June 19, 2026;

•	Provide a notice in writing from you or your attorney (duly authorized in writing) to the Chair of the Meeting at the Meeting or, if it is adjourned, when the Meeting resumes; or

•	Attend the Meeting and vote yourself.

Non-Registered Shareholders

You can revoke your proxy in any manner permitted by law, including by following the instructions provided by your intermediary or TSX Trust Company, as applicable.

1.8          Voting Results

Following the Meeting, a news release announcing the voting results will be filed under the Corporation's issuer profiles on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov). A report on voting results in accordance with Regulation 51-102 will also be filed on SEDAR+ (www.sedarplus.ca) under the Corporation's issuer profile.

2026 Management Information Circular

7

Part 2: BUSINESS OF THE MEETING

Voting Matters	Election of seven (7) directors	Appointment of PwC as independent auditors for 2026 and authorization of the directors to fix its remuneration	Approval of Registered Office Resolution	Approval of Name Change Resolution
Board Vote Recommendation	FOR EACH NOMINEE	FOR	FOR	FOR
For more information, see page	8	18	18	19

2.1         Receipt of Financial Statements

The consolidated financial statements of the Corporation for the year ended December 31, 2025, together with the auditors' report thereon will be submitted at the Meeting. The Financial Statements and related MD&A are available on SEDAR+ (www.sedarplus.ca), on EDGAR (www.sec.gov), as well as on the Corporation's website (https://osiskodev.com/investors/#financial-reports). The Financial Statements and MD&A were also sent to all Shareholders who requested them in conjunction with the Notice of Meeting and Circular.

2.2         Election of Directors

The Board supervises the Management of the Corporation in accordance with the Canada Business Corporations Act ("CBCA"). The members of the Board are elected annually at each annual meeting of Shareholders to hold office until the next annual meeting unless, prior thereto, such director resigns, or the office of such director becomes vacant by death, removal, or other cause. The Corporation's articles of continuance provide that the Board shall consist of a minimum of one (1) and a maximum of ten (10) directors.

A total of seven (7) nominees are being proposed as directors for election by the Shareholders at the Meeting, each to hold office until the next annual meeting of Shareholders or until such person's successor is elected or appointed. You can vote for all of these proposed directors, vote for some of them and vote against others, or vote against all of them.

Unless otherwise directed, the persons named in the form of proxy or VIF intend to vote FOR the election of each of the proposed nominees whose names are set out below. To be adopted, the resolution requires the approval of a majority of the votes cast at the Meeting.

All of the nominees proposed for election as directors have served continuously as director of the Corporation since their appointment or first election in such capacity. The term of office of each of the present directors expires at the close of the Meeting.

The Board does not contemplate that any of the nominees will be unable to serve as a director, but if any proposed nominee is unable to serve as a director or withdraws his or her name, the individuals named in your form of proxy or VIF reserve the right to nominate and vote for another individual in their discretion.

We expect all of our directors to demonstrate leadership and integrity and to conduct themselves in a manner that reinforces our corporate values and culture of transparency, teamwork and individual accountability. Above all, we expect that all directors will exercise their good judgment in a manner that keeps the best interests of the Corporation at the forefront of decisions and deliberations. Each candidate must have a demonstrated track record in several of the skills and experience requirements deemed important for a balanced and effective Board.

2026 Management Information Circular

8

Nominee Director

Areas of Expertise:
SEAN ROOSEN Québec, Canada Age: 62 Status: Non-Independent(1) Director since: November 25, 2020 2025 annual meeting votes in favour: 97.78%
	• Financial	• Governance	• Government Relations
	• General Management	• Technical/Mining	• Mergers and Acquisitions
• Sustainability

Experience: Mr. Sean Roosen is the Chair of the Board and Chief Executive Officer of the Corporation. Mr. Roosen was the Executive Chair of OR Royalties from 2020 to 2023 and the Chair and Chief Executive Officer of OR Royalties from June 2014 to November 2020. Mr. Roosen was a founding member of Osisko Mining Corporation and of EurAsia Holding AG, a European venture capital fund.

Mr. Roosen has over 30 years of progressive experience in the mining industry. As founder, President, Chief Executive Officer and director of Osisko Mining Corporation, he was responsible for developing the strategic plan for the discovery, financing and development of the Canadian Malartic Mine. He also led the efforts for the maximization of shareholders' value in the sale of Osisko Mining Corporation, which resulted in the creation of OR Royalties. Mr. Roosen is an active participant in the resource sector and in the formation of new companies to explore mineral deposits both in Canada and internationally.

In 2017, Mr. Roosen received an award from Mines and Money Americas for best Chief Executive Officer in North America and was, in addition, named in the "Top 20 Most Influential Individuals in Global Mining".

In prior years, he has been recognized by several organizations for his entrepreneurial successes and his leadership in innovative sustainability practices. Mr. Roosen is a graduate of the Haileybury School of Mines.

Public Board Membership in the past five (5) years:

•      Sirios Resources Inc. (2026 – Present)

•      OR Royalties Inc. (2014 – 2023)

•      Osisko Green Acquisition Limited (2021 – 2023)

•      Osisko Mining Inc. (2015 – 2022)

•      Victoria Gold Corp. (2018 – 2021)

2025 Board and Committee membership and attendance: • Board of Directors:14 of 14 (100%) • Environmental, Sustainability and Technical Committee: 3 of 4 (75%)

Holdings:

Common Shares (#)
May 11, 2026	983,644
March 20, 2025	398,579
March 18, 2024	58,689

2026 Management Information Circular

9

Nominee Director

	Areas of Expertise:
CHARLES E. PAGE Ontario, Canada Age: 74 Status: Independent(1) Lead Director since: November 25, 2020 2025 annual meeting votes in favour: 97.99%
	• Financial	• Governance	• Mergers and Acquisitions
	• General Management	• Human Resources	• Technical/Mining

Experience: Mr. Charles E. Page is a corporate director and has more than 40 years of experience in the mineral industry. During his career, Mr. Page has held progressive leadership roles in developing strategies to explore, finance and develop mineral properties in Canada and internationally. Mr. Page worked at Queenston Mining Inc. in various capacities, including as President and Chief Executive Officer, from 1990 until its sale to Osisko Mining Corporation in 2012.

Mr. Page is designated as Lead Director of the Corporation by the Board.

Mr. Page holds a Bachelor of Science degree in Geological Science from Brock University and a Master of Science degree in Earth Science from the University of Waterloo. He is a Professional Geologist registered in the province of Ontario and Saskatchewan and is also a Fellow of the Geological Association of Canada.

	Public Board Membership in the past five (5) years: • Unigold Inc. (2014 – 2026) • OR Royalties Inc. (2014 – 2023)

	2025 Board and Committee membership and attendance: • Board of Directors: 14 of 14 (100%) • Human Resources Committee: 4 of 4 (100%) • Audit and Risk Committee: 4 of 4 (100%)

	Holdings:
		Common Shares (#)
	May 11, 2026	164,999
	March 20, 2025	114,999
	March 18, 2024	14,999

2026 Management Information Circular

10

Nominee Director

Areas of Expertise:
MICHÈLE MCCARTHY Ontario, Canada Age: 67 Status: Independent(1) Director since: November 25, 2020 2025 annual meeting votes in favour: 97.84%
	• Financial	• Governance	• Government Relations
• Mergers and Acquisition
	• General Management	• Human Resources

Experience: Ms. Michèle McCarthy is the President and Chief Executive Officer of McCarthy Law Professional Corporation as well as President and Chief Executive Officer of Independent Review Inc., a corporate governance and advisory services provider. She is an experienced corporate director and has significant experience in corporate restructuring and regulatory compliance, with over 30 years of board of director experience. Ms. McCarthy is a director of Electric Metals (USA) Limited, a director/Audit Chair of Russell Investments Corporate Class, a director of Nexus Renewables Inc., and a trustee of Pier 4 REIT. She was the Chair of the boards of Sandy Lake Gold Inc., Big 8 Split Inc., TD Split Inc. and 5Banc Split Inc. She also served as a director and member of the Audit Committee and Risk Management Committees at Equity Financial Holdings Inc. and Bitcoin Well Inc. She is the former Chair of the Toronto Port Authority and former member of the Small Business Advisory Committee of the Ontario Securities Commission.

Ms. McCarthy is the Chair of the board of the Queen's Own Rifles' Museum and serves on its Senate. She also served on the boards of the McMichael Foundation, Canada's National Ballet School, the St. George's Society of Toronto, the University of Toronto (Trinity College), Honourable Company of Freemen of the City of London in North America, The Rekai Centres and the Humber Memorial Hospital.

Ms. McCarthy holds an MA (Pol.Sci), an LLB and LLM in Securities Law from Osgoode Hall and has obtained the ICD.D and CDI.D designations from the Institute of Corporate Directors in 2004 and a CDI.D on March 2, 2022.

Public Board Membership in the past five (5) years: • Electric Metals (USA) LTD (2024 – present) • Bitcoin Well Inc. (2021-2022)

2025 Board and Committee membership and attendance:

•      Board of Directors: 13 of 14 (93%)(2)

•      Human Resources Committee: 4 of 4 (100%)

•      Audit and Risk Committee (Chair): 4 of 4 (100%)

•      Governance and Nomination Committee (Chair): 4 of 4 (100%)

Holdings:

Common Shares (#)
May 11, 2026	29,094
March 20, 2025	19,344
March 18, 2024	15,233

2026 Management Information Circular

11

Nominee Director

Areas of Expertise:
DAVID DANZIGER CPA, CA Ontario, Canada Age: 69 Status: Independent(1) Director since: December 14, 2022 2025 annual meeting votes in favour: 97.89%
	• Financial	• Governance	• Mergers and Acquisitions
	• General Management	• Human Resources

Experience: Mr. David Danziger serves as Senior Advisor at MNP LLP, supporting the Public Company audit team nationally and working on special projects. Before that, he served as Senior Vice President, Assurance and National Leader of Public Companies at MNP LLP, Chartered Professional Accountants, Canada's fifth largest accounting firm, until May 31, 2023.

Mr. Danziger has extensive experience in advising public and private companies in North America on significant public markets transactions, complex accounting and regulatory matters, and draws on many years of experience serving as a director for many publicly listed companies on the TSX, TSXV, CSE and the NYSE. He is the Chairman of Interactive Entertainment Group and Director and President of Danzi Management Inc. He is a past member of the advisory committee to the TSXV, a past member of the Ontario Securities Commission's Advisory Committee on Small and Medium Sized Enterprises, as well as a past member of the CPA/PDAC Taskforce on IFRS for Mining.

Mr. Danziger graduated from the University of Toronto with a Bachelor of Commerce and is a Chartered Professional Accountant (CPA), qualifying as a Chartered Accountant (CA) in 1983.

Public Board Membership in the past five (5) years:

•      Alt5 Sigma Corp. (2025-2025)

•      Dye & Durham Ltd. (2025-2025)

•      Aumento Capital X Corp. (2023 – 2024)

•      Sphere 3D Corp. (2022 – 2024)

•      Euro Sun Mining Inc. (2010-2023)

•      Universal Ibogaine Inc. (2021-2022)

•      Aumento Capital VIII Corp. (2021-2022)

•      Aumento Capital IX Corp. (2020-2022)

•      Eurotin Inc. (2008-2021)

2025 Board and Committee membership and attendance: • Board of Directors: 14 of 14 (100%) • Audit and Risk Committee: 4 of 4 (100%) • Governance and Nomination Committee: 4 of 4 (100%)

Holdings:

Common Shares (#)
May 11, 2026	20,250
March 20, 2025	10,000
March 18, 2024	-

2026 Management Information Circular

12

Nominee Director

Areas of Expertise:
STEPHEN QUIN British Columbia, Canada Age: 66 Status: Independent(1) Director since: December 5, 2024 2025 annual meeting votes in favour: 97.74%
	• Technical/Mining	• Governance	• Mergers and Acquisitions
	• Sustainability	• General Management	• Government Relations

Experience: Mr. Quin holds a BSc (Honours) in Mining Geology from the Royal School of Mines, London, and is a professional geoscientist registered in B.C. He brings over 45 years of experience across all stages of the mining industry, from exploration through operations and closure. Most recently, he spent a decade as President & CEO of Midas Gold Corp. (now Perpetua Resources Corp.) advancing a large-scale gold-antimony project from a maiden mineral resource through permitting and completion of a feasibility study. Prior to that, he held senior leadership roles including President & COO of Capstone Mining Corp. responsible for operations and expansions at its two mines and, before its merger with Capstone, President & CEO of Sherwood Copper Corp. responsible for the financing, development and operation of its copper-gold mine. Prior to that, he served as Executive Vice President at Miramar Mining Corp., with its underground gold mine and large-scale gold development project, and held the same role at Miramar's copper exploration affiliate, Northern Orion Explorations Ltd., with its two large-scale copper-gold development projects. Mr. Quin started his career with what became Imperial Metals Corp., overseeing the permitting and feasibility study at an underground polymetallic project. He currently serves as a non-executive director of Bravo Mining Corp. and TDG Gold Corp. and has previously served on a number of other boards of directors.  Mr. Quin also serves as member, director, secretary and treasurer of Kingsway Foundation, a registered charity.

Public Board Membership in the past five (5) years:

•      TDG Gold Corp. (2023-Present)

•      Bravo Mining Corp. (2022-Present)

•      Hot Chili Limited (2023-2025)

•      West Vault Mining Inc. (2023-2024)

•      Kutcho Copper Corp. (2017-2024)

•      Chalice Mining Ltd. (2010-2021)

2025 Board and Committee membership and attendance: • Board of Directors: 14 of 14 (100%) • Environmental, Sustainability and Technical Committee: 4/4 (100%)

Holdings:

Common Shares (#)
May 11, 2026	15,000
March 20, 2025	-
March 18, 2024	-

2026 Management Information Circular

13

Nominee Director

Areas of Expertise:
SUSAN CRAIG Yukon, Canada Age: 62 Status: Independent(1) Director since: June 16, 2025 2025 annual meeting votes in favour: N/A
	• Government Relations	• Sustainability	• Technical/Mining
	• Governance	• General Management

Experience: Ms. Susan Craig is a geologist with over 35 years of experience in the mining industry, with a strong focus on regulatory, environmental, social, Indigenous, and community relations. Her career spans projects in Yukon and British Columbia across all stages of development, from exploration and permitting to production and closure. She held senior executive roles, including President & CEO and Director of Northern Freegold Resources, and worked extensively with governments, Indigenous communities, and publicly listed companies. Ms. Craig played key roles in advancing the Galore Creek project through its initial EA and in negotiating a landmark Participation Agreement with the Tahltan Nation. Prior to that, she was part of the team that permitted and developed the Brewery Creek gold mine and collaborated with the First Nation to implement one of Canada's first socio-economic accords. More recently, she supported Indigenous negotiations and the EA processes for the Kemess Underground and Kutcho Copper projects. Ms. Craig has received multiple industry awards recognizing her leadership in sustainable development, beginning with the Robert E. Hedley Award from Association Mineral Exploration BC for Excellence in Social and Environmental Responsibility (2006) and has been a longstanding advocate for responsible mining practices.  She was recognized as the Canadian Women in Mining Trailblazer in 2017. Ms. Craig currently serves as chair of the Advisory Board at Lakehead University's Centre of Excellence for Sustainable Mining & Exploration, and is a non-executive director of the Yukon Foundation

Public Board Membership in the past five (5) years: • Yukon Metals Corp. (2025-2026)

2025 Board and Committee membership and attendance: • Board of Directors: 10 of 10 (100%) (2) • Environmental, Sustainability and Technical Committee: 2/2 (100%) (3)

Holdings:

Common Shares (#)
May 11, 2026	15,000
March 20, 2025	-
March 18, 2024	-

2026 Management Information Circular

14

Nominee Director

Areas of Expertise:
KEITH MCKAY Ontario, Canada Age: 69 Status: Independent(1) Director since: N/A 2025 annual meeting votes in favour: N/A
	• Financial	• Governance	• Mergers and Acquisitions
	• International	• General Management	• Human Resources

Experience: Mr. McKay is a Chartered Professional Accountant with over 45 years of experience in finance and executive leadership, primarily in the mining and natural resources sector. He has extensive expertise in public company reporting, financing, mergers and acquisitions, risk management and governance.

Mr. McKay currently serves as Chief Financial Officer of Dalradian Resources Inc., a position he has held since June 2010.

Mr. McKay has significant board experience, having served as a director and Audit Committee Chair of several publicly listed mining companies, including Osisko Mining Inc., O3 Mining Inc., and Noront Resources Ltd. Over the course of his career, he has held senior executive roles, including Chief Financial Officer of Continental Gold Ltd., Andina Minerals Inc., and Aurelian Resources Inc., as well as senior finance positions with AMEC Canada, Algoma Steel Inc. and Rio Algom Ltd.

Mr. McKay obtained his Chartered Accountant designation in 1981 with Coopers & Lybrand (now PricewaterhouseCoopers LLP) and holds a Bachelor of Arts degree from Western University.

Public Board Membership in the past five (5) years: • O3 Mining Inc. (2019-2025) • Osisko Mining Inc. (2010-2024)

2025 Board and Committee membership and attendance: -

Holdings:

Common Shares (#)
May 11, 2026	-
March 20, 2025	-
March 18, 2024	-

Notes:

(1)	“Independent" refers to the standards of independence established in section 1.2 of Regulation 58-101 respecting Corporate Governance Practices ("Regulation 58-101") and sections 1.4 and 1.5 of Regulation 52-110 respecting Audit and Risk Committees ("Regulation 52-110"). See also section 2.2 Business of the Meeting – Election of Directors – Director Independence of this Circular.
(2)	The only meeting not attended by Ms. McCarthy was an ad hoc meeting convened on the same day. No approvals were sought or made at that meeting.
(3)	Ms. Craig was appointed on the Board of the Corporation on June 16, 2025. Since her appointment, she attended 100% of the Board and Environmental, Sustainability and Technical meetings held in 2025.

2026 Management Information Circular

15

Meeting Attendance

A record of attendance by directors at Board meetings as well as their attendance at Board committee meetings (each committee, a "Board Committee") during 2025 is set out below.

Member	Attendance – 2025 Meetings										TOTAL
	Board of Directors		Audit and Risk Committee		Human Resources Committee		Environmental, Sustainability and Technical Committee		Governance and Nomination Committee		Committees		Overall
	#	%	#	%	#	%	#	%	#	%	#	%	#	%
Sean Roosen	14/14	100	-	-	-	-	3/4	75	-	-	3/4	75	17/18	94
Charles E. Page	14/14	100	4/4	100	4/4	100	-	-	-	-	8/8	100	22/22	100
Michèle McCarthy(1)	13/14	93	4/4	100	4/4	100	-	-	4/4	100	12/12	100	25/26	96
Duncan Middlemiss(2)	14/14	100	-	-	4/4	100	4/4	100	4/4	100	12/12	100	26/26	100
David Danziger	14/14	100	4/4	100	-	-	-	-	4/4	100	8/8	100	22/22	100
Stephen Quin	14/14	100	-	-	-	-	4/4	100	-	-	4/4	100	18/18	100
Susan Craig(3)	10/14	100	-	-	-	-	2/4	100	-	-	2/4	100	12/18	100

Notes:

(1)	The only meeting not attended by Ms. McCarthy was an ad hoc meeting convened on the same day. No approvals were sought or made at that meeting.
(2)	Mr. Middlemiss will not stand for re-election at the Meeting.
(3)	Ms. Craig was appointed as a director of the Corporation on June 16, 2025. Since her appointment, she attended 100% of the Board meetings and 100% of the Environmental, Sustainability and Technical Committee meetings in 2025.

Majority Voting Policy

The Board has adopted a Majority Voting Policy (the "Majority Voting Policy") providing that, in an uncontested election of directors, if the number of votes cast in favour of a nominee director does not represent a majority of the votes cast "for" or "against" him or her, the nominee will not be elected as a director.

The Majority Voting Policy provides that, notwithstanding the foregoing, if a nominee for election as director in an uncontested election is an incumbent director that does not receive the vote of at least the majority of the votes cast "for" or "against" him or her, the director may continue in office until the earlier of (i) the 90th day after the election, or (ii) the day on which his or her successor is appointed or elected.

In accordance with the provisions of the CBCA and its regulations, the Board may appoint a director even if he or she does not receive majority support as required by the Majority Voting Policy in the event that such appointment is necessary to satisfy Canadian residency requirements, or the requirement that at least two (2) directors are not also officers or employees of the Corporation or its affiliates.

The full text of the Majority Voting Policy can be found on the Corporation's website at https://osiskodev.com/about-us/#corporate-governance.

2026 Management Information Circular

16

Director Independence

In determining whether a director is an independent director, the Board applies the standards developed by the CSA. A director is not independent if such director has a direct or indirect relationship that the Board believes could reasonably be expected to interfere with the ability to exercise independent judgment.

The Board of the Corporation for the fiscal year ended December 31, 2025, was comprised of a majority of independent directors, namely: Ms. McCarthy and Ms. Craig, and Messrs. Middlemiss, Page, Danziger and Quin. Mr. Roosen, Chair of the Board and Chief Executive Officer of the Corporation, does not meet the independence standards as an executive officer of the Corporation and, as such, the Board has a Lead Director to assist in providing independent leadership for the Board, namely in discharging its duties, responsibilities and obligations independently of Management.

An in camera session is included in the agenda of every Board and Board Committee meeting and the independent directors have the prerogative to hold such private session or not at their discretion. At the request of the independent directors, attendance of certain members of Management of the Corporation may be required from time to time. In the financial year ended December 31, 2025, the independent directors regularly convened and held in camera sessions, without members of Management in attendance, after both ad hoc and regularly scheduled meetings.

As of the date of this Circular, six (6) of the Corporation's seven (7) nominee directors are independent. The Corporation does not have an executive committee of its Board.

Interlocking Directorships

As of the date of the Circular, there are no interlocks of the director nominees. The Corporation considers there to be an interlocking relationship among directors where a director sits on the same board as another director or executive officer of the Corporation. The Corporation also evaluates interlocking relationships with close family members of executives or within group companies to assess the potential for a conflict of interest.

As part of the Board Tenure Policy (as defined and further described below), directors are expected to inform the Chair of the Board or the Lead Director as to all boards of directors that they sit on or that they have been asked to join so as to allow the Board to determine whether it is appropriate for such director to continue to serve as a member of the Corporation's Board or Board Committee.

Corporate Cease Trade Orders

Other than as noted below, as at the date of this Circular and based upon information provided to it by the proposed directors, no proposed director is or has been within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

a)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an "Order"), which Order was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

b)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company.

During the period from July 29, 2025 to December 30, 2025, Mr. Danziger served as a director of Dye & Durham Corporation. On December 15, 2025, Canadian securities regulators issued a general cease trade order in respect of Dye & Durham Corporation in connection with the company's failure to file its audited annual financial statements, management's discussion and analysis and related certifications for the fiscal year ended June 30, 2025 and certain other required financial disclosure on a timely basis. The required continuous disclosure documents were filed on January 31, 2026 and the general cease trade order was revoked on February 6, 2026. Prior to the general cease trade order, a management cease trade order had been in place in connection with the same filing default.

2026 Management Information Circular

17

Bankruptcies, or Penalties or Sanctions

Except as disclosed in this section, as at the date of this Circular and based upon information provided to it by the proposed directors, no proposed director:

a)	is, as at the date of this Circular, or has been within ten (10) years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

b)	has, within ten (10) years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets;

c)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

d)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

2.3          Appointment of Auditor

The Board and the Audit and Risk Committee of the Corporation recommend that Shareholders vote for the reappointment of PricewaterhouseCoopers LLP ("PwC"), a partnership of Chartered Professional Accountants, as independent auditor of the Corporation for the fiscal year ending December 31, 2026 and to authorize the directors to establish its remuneration.

Unless the form of proxy or VIF states otherwise, or if the right to vote is not exercised for the appointment of the auditors, the persons named in the form of proxy or VIF intend to vote FOR the re-appointment of PwC, Chartered Professional Accountants, as independent auditor of the Corporation and vote FOR the directors to fix its remuneration. To be adopted, the resolution requires the approval of a majority of the votes cast at the Meeting.

2.4          Approval of the Registered Office Resolution

At the Meeting, Shareholders will be asked to consider and if thought fit, approve a special resolution approving an amendment to the articles of the Corporation to change the province of the Corporation's registered office from the Province of Québec to the Province of Ontario (the "Registered Office Resolution").

In order to be effective, the Registered Office Resolution must be approved by not less than two-thirds (2/3) of the votes cast by Shareholders for such resolution.

The text of the Registered Office Resolution to be considered at the Meeting is as follows:

2026 Management Information Circular

18

"BE IT RESOLVED as a special resolution of shareholders of Osisko Development Corp. (the "Corporation") that:

1.	The articles of the Corporation be and are hereby amended to change the province of the registered office of the Corporation from the Province of Québec to the Province of Ontario;

2.	Notwithstanding that these resolutions have been passed by the shareholders of the Corporation, the board of directors of the Corporation is hereby authorized and approved without further approval of the shareholders of the Corporation at any time prior to the issuance of a certificate of amendment giving effect to the amendment, not to proceed or cause not to proceed with the amendment or otherwise give effect to these resolutions; and

3.	Any director or officer of the Corporation be and is hereby authorized and directed to execute and deliver all such documents and to take all such actions as may be necessary or desirable to give effect to these resolutions, including the filing of articles of amendment with Corporations Canada.

The Board of Directors has determined that the Registered Office Resolution is in the best interests of the Corporation and unanimously recommends that the Shareholders vote FOR the Registered Office Resolution. The persons named in the form of proxy, unless expressly directed to the contrary in such form of proxy, will vote such proxies FOR the Registered Office Resolution.

2.5          Approval of the Name Change Resolution

At the Meeting, Shareholders will be asked to consider and if thought fit, approve a special resolution approving the change of name of the Corporation to "Osisko Gold Group Inc." (the "Name Change Resolution").

In order to be effective, the Name Change Resolution must be approved by not less than two-thirds (2/3) of the votes cast by Shareholders for such resolution.

The text of the Name Change Resolution to be considered at the Meeting is as follows:

"BE IT RESOLVED as a special resolution of shareholders of Osisko Development Corp. (the "Corporation") that:

1.	The articles of the Corporation be and are hereby amended to change the name of the Corporation to "Osisko Gold Group Inc.";

2.	Notwithstanding that these resolutions have been passed by the shareholders of the Corporation, the board of directors of the Corporation is hereby authorized and approved without further approval of the shareholders of the Corporation at any time prior to the issuance of a certificate of amendment giving effect to the name change, not to proceed or cause not to proceed with the name change or otherwise give effect to these resolutions; and

3.	Any director or officer of the Corporation be and is hereby authorized and directed to execute and deliver all such documents and to take all such actions as may be necessary or desirable to give effect to these resolutions, including the filing of articles of amendment with Corporations Canada.

The Board of Directors has determined that the Name Change Resolution is in the best interests of the Corporation and unanimously recommends that the Shareholders vote FOR the Name Change Resolution. The persons named in the form of proxy, unless expressly directed to the contrary in such form of proxy, will vote such proxies FOR the Name Change Resolution.

2026 Management Information Circular

19

Part 3: ABOUT OSISKO DEVELOPMENT

3.1          Corporate Governance Practices

The Corporation believes in the importance of a strong board of directors and sound corporate governance policies and practices to direct and manage our business affairs. Good corporate governance is essential to retaining the trust of our Shareholders, attracting the right people to the organization and maintaining our social license in the communities where we work and operate. The Corporation also believes that good governance enhances its performance.

The Corporation's governance framework is evolving as the Corporation continues to grow. Its governance policies respect the rights of Shareholders and comply with the rules of the CSA and the TSX Venture Exchange ("TSXV" or the "Exchange"). The Board believes that constructive engagement with Shareholders is important for good corporate governance and transparency and welcomes Shareholder inquiries and comments. Shareholders, employees and other interested parties may communicate directly with the Chair of the Board by e-mailing chair@osiskodev.com.

The Board has adopted Board and Board Committee charters as well as other appropriate policies and practices. Those policies include:

• Code of Ethics	• Policy Regarding Tenure on the Board of Directors
• Majority Voting Policy	• Environmental Policy
• Disclosure Policy	• Health and Safety Policy
• Internal Whistle Blowing Policy	• Clawback Policy
• Policy Regarding Diversity in Corporate Talent	• Securities Trading Policy
• Policy Regarding the Diversity of the Board of Directors	• Directors and Officers Investment Policy
• Policy on the Prevention of Psychological or Sexual Harassment in the Workplace and the Handling of Complaints	• Protection of Privacy Policy
• Securities Ownership Guidelines Policy

A copy of the Corporation's Board and Board Committee charters as well as the policies listed above are posted on the Corporation's website at https://osiskodev.com/about-us/#corporate-governance and can be requested via email at info@osiskodev.com.

The following discussion outlines some of the Corporation's current corporate governance practices, particularly with respect to the matters addressed by Policy Statement 58-201 to Corporate Governance Guidelines and Regulation 58-101 adopted by the CSA.

2026 Management Information Circular

20

3.2          Code of Ethics

The Board has adopted a Code of Ethics applicable to all of its directors, officers and employees, including the Chair of the Board and Chief Executive Officer, the Lead Director, the President, the Chief Financial Officer and Vice President, Finance and other persons performing financial reporting functions.

The Code of Ethics communicates to directors, officers and employees the standards for business conduct in the use of the Corporation's time, resources and assets, and identifies and clarifies proper conduct in areas of potential conflict of interest. Each director, officer and employee is provided with a copy of the Code of Ethics upon beginning their position and is asked to sign an acknowledgement that the standards and principles of the Code of Ethics will be maintained at all times. Directors, officers and designated employees are required, on an annual basis, to re-declare their commitment to abide by the Corporation's Code of Ethics.

The Code of Ethics is designed to deter wrongdoing and promote: (a) honest and ethical conduct; (b) compliance with laws, rules and regulations; (c) prompt internal reporting of Code of Ethics violations; and (d) accountability for adherence to the Code of Ethics.

Violations from standards established in the Code of Ethics, and specifically under internal accounting controls, are reported to the Chief Financial Officer and Vice President, Finance and Corporate Secretary, which can be done anonymously. The Chief Financial Officer and Vice President, Finance and Corporate Secretary report to the Audit and Risk Committee, which communicates to the Board any such alleged violations on at least a quarterly basis or more frequently, depending on the specifics of the alleged violations. The Corporation's Code of Ethics as well as the compliance therewith is reviewed on an annual basis, as employees, directors and officers renew their undertakings. Management of the Corporation reports annually to the Governance and Nomination Committee all non-compliance statements so disclosed by directors, officers and designated employees.

The Corporation's Code of Ethics requires that directors, officers and employees must avoid conflicts of interests, both real and perceived. In practice, should a director have a material interest or be otherwise in conflict of interest with respect to a transaction or agreement considered by the Board, he/she must disclose his/her conflict of interest and withdraw from any discussions, assessment or decision related to the particular transaction or agreement.

In the event that any transactions or agreements are contemplated in respect of which a director or executive officer has a material interest, the matter must be initially reviewed by the Audit and Risk Committee and is then submitted to the Board. The Board may implement any measures that it finds necessary in order to oversee the exercise of independent judgment. In the event a director has a material interest in any transaction or agreement, such director will abstain from voting in that regard.

In addition, the Board has established under the Corporation's Internal Whistleblowing Policy a process for the receipt and treatment of all complaints concerning accounting, internal accounting controls, auditing or any other wrongdoing, including in connection with the Corporation's Code of Ethics submitted by any employee, including procedures for the confidential anonymous submissions by employees of concerns regarding said matters. To help in this process, the Corporation established an Ethics Line, which is a phone and internet-based reporting system (1-877-378-7347 or ethics@osiskodev.com).

Through the above-noted methods, the Board encourages and promotes a culture of ethical business conduct. Specifically, the President, the Chair and Chief Executive Officer and the Governance and Nomination Committee are responsible for promoting a corporate culture that supports the highest of ethical standards, encourages personal integrity and assumes social responsibility. In addition, the directors, officers and employees of the Corporation are expected to act and to hold their office within the best interests of the Corporation. The Corporation expects that all directors shall act in compliance with all laws and regulations applicable to their office as director of the Corporation.

A copy of the Code of Ethics is available on the Corporation's website at https://osiskodev.com/about-us/#corporate-governance and on SEDAR+ under the Corporation's issuer profile. The Corporation may adopt, from time to time, policies and guidelines relating to ethics that apply to all directors, officers and employees of the Corporation.

2026 Management Information Circular

21

3.3          Workplace Anti-Harassment Policy

On November 25, 2020, the Board of Directors adopted a policy on the prevention of psychological or sexual harassment in the workplace and the handling of complaints (the "Workplace Anti-Harassment Policy"). The Corporation does not tolerate or accept any form of psychological or sexual harassment, and the Workplace Anti-Harassment Policy is intended to prevent and put an end to any such situation, including any form of discriminatory harassment. The Workplace Anti-Harassment Policy also provides for intervention measures applicable to harassment complaints filed or situations of harassment reported to the Corporation. All communications are forwarded directly to the Chair of the Human Resources Committee and the Chief Financial Officer and Vice President, Finance. The Harassment Policy is reviewed on an annual basis by the Human Resources Committee, which recommends appropriate changes to the Corporation's Board for approval, as applicable.

3.4          Policy Regarding the Diversity of the Board of Directors

The Corporation is committed to diversity among its Board of Directors. On November 25, 2020, the Board adopted a written policy regarding the diversity of the Board of Directors (the "Diversity Policy"), following recommendations of the Governance and Nomination Committee. The Corporation considers diversity to be an important attribute of a well-functioning Board, which will assist the Corporation in achieving its long-term goals.

At all times, the Corporation seeks to maintain a Board comprised of talented and dedicated directors with a mix of experience, skills and backgrounds collectively reflecting the strategic needs of the business and the nature of the environment in which the Corporation operates. When assessing Board composition or identifying suitable candidates for appointment or re-election to the Board, the Corporation will consider candidates using objective criteria having due regard to the benefits of diversity and the needs of the Board.

When recommending nominees for appointment to the Board, with the goal of enhancing Board diversity, the Governance and Nomination Committee will be guided by (i) identifying candidates who are highly qualified based on their experience, expertise, skills and qualities, and (ii) evaluating such candidates based on their expertise with reference to the skills identified as required by the Board in accordance with the director skills matrix. When assessing the composition of the Board, the Governance and Nomination Committee's principal focus is on ensuring that the Board has the diverse experiences, skills and backgrounds needed to oversee collectively the business of the Corporation. The Governance and Nomination Committee takes a balanced approach when considering the extent to which personal characteristics are taken into account to ensure the Board can fulfill its role in all respects.

In accordance with its Diversity Policy, the Corporation aspires to have and maintain thirty percent (30%) of women representation on the Board. The Board has not adopted formal targets for each of the other "Designated Groups" as defined in the Employment Equity Act (Canada), as the Board considers the representation of the Designated Groups in the process of selecting individual candidates.

On an annual basis, the Governance and Nomination Committee reviews the Diversity Policy to assess its effectiveness in achieving its objectives. Any changes to the Diversity Policy or additional diversity achievements are reported annually in the Corporation's management information circular. A copy of the Diversity Policy is available on the Corporation's website at https://osiskodev.com/about-us/#corporate-governance.

The Corporation continued to work toward its aim of achieving thirty percent (30%) women representation on the Board for the financial year ended December 31, 2025. From January 1, 2025 to June 16, 2025, one (1) out of six (6) directors identified as women, accounting for approximately seventeen percent (17%) representation and from June 16, 2025, to the Record Date, two (2) of the seven (7) directors identified as women, representing approximately twenty-nine percent (29%) representation. None of the seven (7) members of the Board identifies as a member of any other Designated Group.

2026 Management Information Circular

22

If all of Management's nominees for election are elected as directors, women will represent two (2) out of the seven (7) members or approximately twenty-nine percent (29%) of the total number of directors. Since adopting the Diversity Policy, the percentage of women represented on the Board has remained close to its target of 30% representation, ranging from 17-29% on an annual basis. The lower representation in 2024 reflects timing of Board changes in December 2024 and was not indicative of the composition for the majority of the year.

3.5          Policy regarding the Diversity in Corporate Talent

The Corporation is committed to diversity among its management team. On November 25, 2020, the Board adopted a written policy regarding the diversity in corporate talent (the "Management Diversity Policy") following recommendations of the Human Resources Committee, concurrently with the adoption of its Diversity Policy.

As with diversity among its Board, the Corporation believes that diversity among its management team (as defined in the Management Diversity Policy, "Diversity") enriches discussions and performance of its team in the pursuit of its short and long-term corporate objectives. The Corporation believes the promotion of Diversity is best served through careful consideration of all of the knowledge, experience, skills and backgrounds of each individual candidate for senior management roles in light of the needs of the Corporation without focusing on a single Diversity characteristic and, accordingly, has not adopted specific corporate talent Diversity goals with respect to any Designated Group besides its gender representation target. The Corporation considers the representation of the other members of the Designated Groups in the process of selecting individual candidates. As part of its strategy to recruit and maintain a diversified organization, the Corporation will:

•	promote Diversity within its team, with particular emphasis on gender diversity;

•	promote the contribution of women and other members of the Designated Groups to the success of the organization;

•	assist in the development of women and other members of the Designated Groups within the organization through training, inside sponsorship and outside mentoring;

•	for every open position within the organization, promote the candidacy of at least one woman and representatives of the other members of the Designated Groups will be considered as potential candidates;

•	encourage an awareness in all staff of their rights and responsibilities with regard to fairness, equity and respect for all aspects of Diversity;

•	actively participate in internal and external initiatives to promote Diversity in its industry with specific focus on gender diversity; and

•	provide a work environment that accommodates family and work life balance, while maintaining a high achievement culture.

In accordance with its Management Diversity Policy, the Corporation aspires to have and maintain at least 25% of senior management roles being held by women. The Corporation has not adopted a formal target with a specified timeframe, as it believes that flexibility is appropriate given its size, structure and evolving operational requirements, and that diversity objectives are best advanced through ongoing succession planning and recruitment practices. For the purposes of the Management Diversity Policy, "Senior Management" is defined as including the following individuals: the President, the Chief Executive Officer, the Chief Financial Officer, Vice-Presidents and any individual who performs a policy-making function within the Corporation. As of the date hereof, one (1) of the eight (8) members of Senior Management, which represents approximately 12.5% of Senior Management, identifies as a woman. Since adopting the Management Diversity Policy in 2020, the Corporation has consistently maintained approximately 12.5% female representation in Senior Management, other than in the 2025 fiscal year when representation was 0%.

2026 Management Information Circular

23

For purposes of the Canada Business Corporations Regulations, 2001 (the "CBCA Regs") definition of "members of senior management", which includes the Corporation's major subsidiaries, one of the ten (10) members of senior management of the Corporation and its major subsidiaries identifies as a woman, which represents approximately 10% of the members of senior management of the Corporation and its major subsidiaries. None of the ten (10) members of senior management of the Corporation and its major subsidiaries identifies as a member of any other Designated Group.

The Management Diversity Policy is reviewed annually by the Human Resources Committee to oversee its effectiveness in achieving its objectives. Any changes to the Management Diversity Policy as well as additional Diversity achievements will be reported annually in the Corporation's management information circular. A copy of the Management Diversity Policy is available on the Corporation's website at https://osiskodev.com/about-us/#corporate-governance.

3.6          Policy regarding Tenure on the Board of Directors

The Board of Directors is committed to a process of Board renewal and succession-planning for non-executive directors in order to balance the benefits of experience with the need for new perspectives on the Board while maintaining an appropriate degree of continuity and adequate opportunity for the transition of Board and Board Committee roles and responsibilities. Accordingly, following the recommendations of the Governance and Nomination Committee, on November 25, 2020, the Board adopted a policy regarding the tenure on the Board (the "Board Tenure Policy").

In order to assist the Governance and Nomination Committee and the Board in succession-planning for non-executive directors and appropriate Board renewal, the Board has adopted limits on Board tenure. Non-executive directors will not be re-nominated for election at an annual meeting after the earlier of the following has occurred:

a)	such director has served 12 years following the date on which the director first began serving on the Board (the "Term Limit"); or

b)	such director has reached the age of 72 years on or before the date of the annual or special meeting of Shareholders of the Corporation called in respect of the election of directors (the "Retirement Age");

provided that, for greater certainty, there should be no expectation that a non-executive director will serve on the Board for the periods contemplated by the Term Limit or until such director reaches the Retirement Age (collectively the "Board Tenure Limits").

Notwithstanding the foregoing, the Board Tenure Limits shall not apply to a non-executive director who has yet to be elected annually for the fifth (5th) consecutive time by the Shareholders. Once a non-executive director has been elected or re-elected five (5) times, these Board Tenure Limits apply notwithstanding that such director has continued to receive satisfactory annual performance evaluations, has needed skills and experience and meets other Board policies or legal requirements for Board service.

Exceptionally, on a case-by-case basis and on the recommendation of the Governance and Nomination Committee, a non-executive director who has reached the Term Limit or the Retirement Age may be nominated to serve on the Board for up to a maximum of two (2) additional years.

In determining whether to make such a recommendation to the Board, the Governance and Nomination Committee shall consider the following factors, among others:

a)	whether the director has received positive annual performance assessments;

b)	whether the Governance and Nomination Committee believes it is in the best interests of the Corporation that the director continues to serve on the Board; and

2026 Management Information Circular

24

c)	whether the director has been re-elected annually by the Corporation's Shareholders in accordance with the Corporation's Majority Voting Policy.

Notwithstanding the foregoing, the Board retains full discretion in approving such recommendations by the Governance and Nomination Committee.

In addition, directors are expected to inform the Chair of the Board or the Lead Director of any major change in their principal occupation so that the Board has the opportunity to decide the appropriateness of such director's continuation as a member of the Board or of a Board Committee. Directors are also expected to provide the Chair of the Board or the Lead Director with information as to all boards of directors that they sit on or that they have been asked to join so as to allow the Board to determine whether it is appropriate for such director to continue to serve as a member of the Board or of a Board Committee. The Governance and Nomination Committee will apply Board nominee selection criteria, including directors' past contributions to the Board and availability to devote sufficient time to fulfill their responsibilities, prior to recommending directors for re-election for another term. A copy of the Board Tenure Policy is available on the Corporation's website at https://osiskodev.com/about-us/#corporate-governance. The following table illustrates the age group and applicable tenure for each non-executive director nominee:

	AGE						APPLICABLE TENURE
NAME	38 – 49	50 – 54	55 – 59	60 – 64	65 – 69	70 – 74	12 YEARS (FROM THE FIRST ELECTION)	LATEST OF 72 YEARS OF AGE OR FIFTH ELECTION
Michèle McCarthy					✓			2031
Charles E. Page						✓		2024(1)
David Danziger					✓			2029
Stephen Quin					✓		2037
Susan Craig				✓			2038
Keith McKay					✓		2039(2)

Note:

(1)	Although Mr. Page has reached the age of 72 years and was elected for his fifth consecutive term in 2024, the Governance and Nomination Committee has recommended, and the Board has approved, Mr. Page's nomination for re-election for a second additional term, in line with the Corporation's Board Tenure Policy.
(2)	Assuming election to the Board at the Meeting.

2026 Management Information Circular

25

3.7          Clawback Policy

On November 25, 2020, following the recommendation of the Human Resources Committee, the Board adopted a written Policy on Recovery of Incentive Compensation (the "Policy"). On November 8, 2023, in accordance with the New York Stock Exchange ("NYSE") listing requirements, the Clawback Policy (the "Clawback Policy") was adopted by the Board, replacing the Policy. A copy of the Clawback Policy is available on the Corporation's website at https://osiskodev.com/about-us/#corporate-governance. The Clawback Policy applies to the Corporation's current or former Chief Executive Officer, President, Chief Financial Officer, Controller, any Vice-President of the Corporation in charge of a principal business unit, division or function, and any other current or former officer or person who performs a significant policy-making function for the Corporation, including executive officers of the Corporation's subsidiaries (the "Executive Officers"). The Clawback Policy allows the Board, in the event of a restatement of the Corporation's financial results (the "Restatement"), at its sole and absolute discretion, to establish and reserve the right to recover:

a)	the amount of incentive-based compensation received by the Executive Officer that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the Restatement (the "Recoverable Amount") calculated in accordance with the rules of the United States Securities and Exchange Commission (the "Commission");

b)	the excess portion of the equity award that would not have been granted or vested based on the Restatement, if the equity award is still outstanding;

c)	if the equity award has been exercised or settled into shares (the "Underlying Shares"), and the Executive Officer still holds the Underlying Shares, the number of Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares); and

d)	if the Underlying Shares have been sold by the Executive Officer, the proceeds received by the Executive Officer from the sale of the Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares)

in each case, during the period (the "Clawback Period") consisting of any of the three fiscal completed years immediately preceding:

a)	the date that the Board (or Audit and Risk Committee) concludes, or reasonably should have concluded, that the Corporation is required to prepare a Restatement; or

b)	the date that a court, regulator, or other legally authorized body directs the Corporation to prepare a Restatement.

In no event shall the Corporation be required to award Executive Officers an additional payment if the restated or accurate financial results would have resulted in a higher incentive compensation payment.

If the Corporation is required to prepare an accounting restatement due to the material noncompliance of the Corporation, as a result of misconduct, with any financial reporting requirement under securities laws, then, in accordance with Section 304 of the Sarbanes-Oxley Act of 2002, the Chief Executive Officer and Chief Financial Officer (at the time the financial document embodying such financial reporting requirement was originally issued) shall reimburse the Corporation for (i) any bonus or other incentive-based or equity-based compensation received from the Corporation during the 12-month period following the first public issuance or filing with the Commission (whichever first occurs) of such financial document and (ii) any profits realized from the sale of securities of the Corporation during that 12-month period.

3.8       Role of the Board of Directors

The primary responsibility of the Board is to oversee the management of the business and affairs of the Corporation. In discharging its fiduciary duties, Board members are expected to use their experience and expertise to guide Management on good governance practices. The Board oversees the Corporation's systems of corporate governance and financial reporting and controls, so that the Corporation reports adequate and reliable financial and other information to Shareholders and engages in ethical and legal conduct.

The Corporation expects each member of its Board to act honestly and in good faith and to exercise business judgment that is in the best interests of the Corporation and its stakeholders. The Board is led by the Chair, who does not have a second or casting vote in the case of equality of votes in any matter brought before the Board, and the Chair is supported by a Lead Director, who provides independent leadership to the independent directors.

2026 Management Information Circular

26

In addition to possessing the requisite skill and experience required to carry out their functions, directors must demonstrate a track record of honesty, integrity, ethical behaviour, fairness and responsibility and a commitment to representing the long-term interests of the Corporation's stakeholders. They must also be able to devote the time required to discharge their duties and responsibilities effectively. In addition to the foregoing, each director is expected to:

•	Develop an understanding of the Corporation's strategy, business environment, the market in which the Corporation operates and its financial position and performance;

•	Be willing to share expertise and experience with Management and fellow directors, and to use a respectful, collegial approach in challenging the views of others;

•	Diligently prepare for each Board and Committee meeting by reviewing all of the meeting materials in advance of the meeting date;

•	Actively and constructively participate in each meeting and seek clarification when necessary to fully understand the issues being considered;

•	Leverage experience and wisdom in making sound strategic and operational business decisions; and

•	Demonstrate business acumen and a mindset for risk oversight.

A copy of the Charter of the Board is attached in this Circular as Schedule "A".

Committees of the Board

The Board has established four standing Board Committees: (i) the Audit and Risk Committee, (ii) the Human Resources Committee, (iii) the Environmental, Sustainability and Technical Committee and (iv) the Governance and Nomination Committee. Each Board Committee operates under a written charter adopted by the Board.

Committee Membership
Name of Director	Audit and Risk	Human Resources	Environmental, Sustainability and Technical (1)	Governance and Nomination	Independent
David Danziger	✓			✓	✓
Michèle McCarthy	✓ (Chair)	✓		✓ (Chair)	✓
Duncan Middlemiss(2)		✓ (Chair)	✓ (3)	✓	✓
Charles E. Page	✓	✓			✓
Sean Roosen			✓
Stephen Quin			✓ (Chair) (4)		✓
Susan Craig			✓(5)		✓

Notes:

(1)	The Environmental, Sustainability and Technical Committee was previously known as the Environmental and Sustainability Committee prior to November 7, 2025.
(2)	Mr. Middlemiss stepped down from the Audit and Risk Committee on February 18, 2025. Mr. Middlemiss will not stand for re-election at the Meeting.
(3)	Mr. Middlemiss was appointed as member of the Environmental, Sustainability and Technical Committee on February 18, 2025. Mr. Middlemiss will not stand for re-election at the Meeting.
(4)	Mr. Quin was appointed as Chair of the Environmental, Sustainability and Technical Committee on February 18, 2025.
(5)	Ms. Craig was appointed as a member of the Environmental, Sustainability and Technical Committee on October 17, 2025.

2026 Management Information Circular

27

Audit and Risk Committee

Meetings held in 2025:	4
Primary Responsibilities

•     Oversee the Corporation's accounting and financial reporting principles and policies and internal audit controls and procedures;

•      Monitor the integrity and transparency of the Corporation's financial statements and the independent audit thereof;

•      Review the Corporation's cyber security program and cyber resilience practices;

•      Select, evaluate and, where deemed appropriate, replace the external auditors;

•      Evaluate the independence of the external auditors; and

•      Oversee the Corporation's risk identification, assessment and management program and compliance with legal and regulatory requirements in respect of the above.

Audit and Risk Committee Members' Education and Experience
Committee Members(1)	Education/Experience
Michèle McCarthy (Chair)

•      Holds a Bachelor of Laws degree and a Master of Laws degree in Securities Law from Osgoode Hall;

•      Serves as the Audit Chair of Russell Investments Corporate Class;

•      Worked as Chief Legal Officer, Chief Privacy Officer, Corporate Secretary and Ombudsman at ResMor Trust Company, and led the acquisition of ResMor in 2007 and its continuance as a bank in 2009-2011;

•      Worked as Chief Legal Officer and Head of Compliance and Office Services for Deutsche Bank and led its transition to a bank branch;

•      Acknowledged as a banking and restructuring expert at Deutsche Bank, UBS, GMAC and in fintech at Bitcoin Well;

•      Served on the special committee in the going private transaction at Equity Financial Holdings and in the acquisition of Sandy Lake Gold by a majority shareholder; and

•      Served as an Audit Committee member for Sandy Lake Gold, Equity Financial Holdings (Equity Trust) and Chair of the Audit and Risk Committee for the Toronto Port Authority.

David Danziger

•      Holds a Bachelor of Commerce degree and qualifies as a Chartered Accountant (1983);

•      Chartered Professional Accountant with over 30 years of experience in audit, accounting and management consulting;

•      Audit partner and compliance advisor to numerous public companies;

•      Senior Advisor at MNP LLP; and

•      Past member of the advisory committee to the Exchange, past member of the Ontario Securities Commission's Advisory Committee on Small and Medium Sized Enterprises, as well as a past member of the CPA/PDAC Taskforce on IFRS for Mining.

2026 Management Information Circular

28

Charles E. Page

•      Professional geologist with more than 40 years of board experience in the mineral industry;

•      Held progressive leadership roles in developing strategies to explore, finance and develop mineral properties in Canada and internationally;

•      Worked at Queenston Mining Inc. in various capacities, including President and Chief Executive Officer, from 1990 to its sale to Osisko Mining Corporation in 2012; and

•      Past Audit and Risk Committee member of Unigold Inc. and OR Royalties.

Note:

(1)	Membership as of the date hereof.

All members of the Audit and Risk Committee are "financially literate" within the meaning of applicable securities laws. In considering criteria for determination of financial literacy, the Board assesses the ability to understand financial statements of the Corporation. In determining accounting or related financial expertise, the Board considers familiarity with accounting issues pertinent to the Corporation, past employment experience in finance or accounting, requisite professional certification in accounting, and any other comparable experience or background which results in the individuals' financial sophistication.

Audit and Risk Committee Oversight

The function of the Audit and Risk Committee is to provide independent and objective oversight. The management of the Corporation is responsible for the preparation, presentation and integrity of the Corporation's financial statements. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Corporation's annual financial statements and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit and Risk Committee are not full-time employees of the Corporation and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence. As such, it is not the duty or responsibility of the Audit and Risk Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Audit and Risk Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and external to the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit and Risk Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board) and (iii) representations made by management as to non-audit services provided by the auditors to the Corporation.

The Board has adopted the Audit and Risk Committee Charter, mandating the role of the Audit and Risk Committee in supporting the Board in meeting its responsibilities to Shareholders. A copy of the Charter of the Audit and Risk Committee is attached in this Circular as Schedule "B".

At no time since the commencement of the Corporation's most recently completed financial year was a recommendation of the Audit and Risk Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation's most recently completed financial year has the Corporation relied on the exemptions in Sections 2.4 and 6.1.1 of Regulation 52-110 or an exemption from Regulation 52-110, in whole or in part, granted under Part 8 of Regulation 52-110.

2026 Management Information Circular

29

Pre-Approval Policies and Procedures

The Audit and Risk Committee has not adopted any specific policies and procedures for the engagement of non-audit services. However, any non-audit service shall be submitted to the Audit and Risk Committee for approval.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation's external auditor in the last two fiscal years are as follows:

	2025	2024
Audit fees(1)	909,020	885,837
Tax fees(2)	35,158	46,847
All other fees(3)	28,800	6,560
Total	972,978	939,243

Notes:

(1)	Audit fees include professional services rendered in connection with the audit of the Corporation's annual consolidated financial statements and the review of the interim condensed consolidated financial statements for the first three quarters of the year. Audit fees for 2025 also include professional fees related to consent and comfort letters provided in connection with prospectuses and related regulatory filings.
(2)	Tax fees include professional services for tax compliance, including the preparation of corporate income tax returns. Tax fees for 2025 also include tax advisory services related to the issuance of flow-through shares.
(3)	All other fees include subscription fees for an IFRS accounting manual database. All other fees for 2025 also include professional fees related to assurance services on GHG emission.

Human Resources Committee

Meetings held in 2025:	4
Primary Responsibilities

•     Recommend, monitor and review compensation programs for non-executive directors and senior executives;(1)

•     Oversee the treatment of complaints received pursuant to the Corporation's Policy on the Prevention of Psychological or Sexual Harassment in the Workplace and the Handling of Complaints, as further described below. In carrying out its duties, the Human Resources Committee consults the Chair and Chief Executive Officer, the President, the Chief Financial Officer and Vice President, Finance and Corporate Secretary. The Human Resources Committee may also hire and retain, from time to time, the services of external consultants, at its discretion;

•    Oversee the Corporation's actions to attract and retain a senior leadership team that will develop and execute a strategic plan, through which the Corporation is expected to deliver superior value over the long-term to its Shareholders and other stakeholders;

•    Approve compensation objectives and the specific compensation programs for policies and practices of the Corporation on matters of remuneration, succession planning for the Chief Executive Officer and senior management, human resources recruitment, development, retention and performance evaluations, which policies are developed and implemented in conformity with the Corporation's objectives with the view to attracting and retaining the best qualified management and employees.

Note:

(1)	Compensation plans for non-executive directors are assessed within the framework of a corporate compensation policy and those for senior executives are assessed, in particular to oversee their reflection of the responsibilities and risks involved in being an efficient officer but without encouraging excessive or inappropriate risk taking.

2026 Management Information Circular

30

Human Resources Committee Members' Education and Experience
Committee Members(1)	Education/Experience
Duncan Middlemiss (Chair)(2)	• Significant experience in human resource and compensation leadership in dramatically evolving markets; and • Skilled professional in talent retention and fair compensation.
Michèle McCarthy	• Served as the Chair of the human resources committee for Canada's National Ballet School; and • Served as the Chair of the Pension Committee for the Toronto Port Authority.
Charles E. Page

•      Professional geologist with more than 40 years of board experience in the mineral industry with insights in the management of emerging exploration companies and creation of value in the sector; and

•      Past member of the human resources committee of Unigold Inc.

Note:

(1)	Membership as of the date hereof.
(2)	Mr. Middlemiss will not stand for re-election at the Meeting.

The Board, through the Human Resources Committee, is responsible for succession planning to make sure that the Corporation has continuity and depth of talent to oversee an orderly succession of the officers of the Corporation. The Human Resource Committee develops, reviews and maintains a comprehensive succession plan that includes the officers of the Corporation. The Human Resource Committee discusses the qualifications required for the key positions, the competencies, and development considerations for each potential successor candidate, and the performance of individual executives in their current roles to assess whether there is readiness to fill potential vacancies with qualified people.

Environmental, Sustainability and Technical Committee

Meetings held in 2025:	4
Primary Responsibilities

•      Review the corporate policies and guidelines, systems and controls that are prepared and/or implemented by Management in connection with the activities of the Corporation in respect of the work environment (occupational health, safety and training matters), the human environment (corporate social responsibility matters), the physical environment (environmental matters) and technical matters (including exploration, development, operations, mineral resources and reserves, and related studies);

•      Provide recommendations to the Board on policies, risk management and other material matters within the Committee's mandate;

•     Oversee all matters relating to the foregoing including, without restriction, evaluating the Corporation's overall performance in respect of these areas of activity as well as evaluating how the work, human, physical environments and technical activities affect the Corporation;

•     Review key technical activities and risks, including exploration, development, operations, mineral resources and reserves, and related studies;

•      Make relevant recommendations to the Board in respect of any of the foregoing, and oversee the implementation and administration thereof.

2026 Management Information Circular

31

Environmental, Sustainability and Technical Committee Members' Education and Experience
Committee Members(1)	Education/Experience
Stephen Quin (Chair) (2)

•      Over 45 years of experience across all stages of the mining industry, from exploration through to operations and closure;

•      Former President & CEO of Midas Gold Corp. (subsequently renamed Perpetua Resources Corp)., and, prior to that, President & COO of Capstone Mining Corp. and, prior to the merger with Capstone, former President & CEO of Sherwood Copper Corp, Executive Vice President of Miramar Mining Corp;

•      Extensive senior management experience in leadership, policy development, and system monitoring, with a strong focus on health & safety, environmental protection and restoration, and mine closure; and

•      Expertise in building strong partnerships with Indigenous peoples and local communities and implementing effective health and safety programs across exploration, mine development, operations, and closure. Holds a BSc (Honours) in Mining Geology from the Royal School of Mines, London and is a professional geoscientist registered in British Columbia.

Duncan Middlemiss(2)(3)

•     Professional mining engineer with decades of experience in sustainable mining practices and environmental considerations;

•     President, CEO, and Director of Arizona Metals Corporation (since May 2024), overseeing mining operations, sustainability and environmental compliance;

•     Former President CEO, and Director of Wesdome Gold Mines Ltd. (2016–2023), where he oversaw operational strategies, including environmental management and sustainability initiatives; and

•      Holds a B.Sc. in Mining Engineering from Queen's University.

Sean Roosen

•      Founding member of Osisko Mining Corporation (2003-2014) and of EurAsia Holding AG, a European venture capital fund;

•      Over 30 years of progressive experience in the mining industry;

•      As founder, President, Chief Executive Officer and Director of Osisko Mining Corporation, he was responsible for developing the strategic plan for the discovery, financing and development of the Canadian Malartic Mine;

•      Active participant in the resource sector and in the formation of new companies to explore for mineral deposits both in Canada and internationally;

•      Recognized by several organizations for his entrepreneurial successes and his leadership in innovative sustainability practices; and

•      A graduate of the Haileybury School of Mines.

2026 Management Information Circular

32

Susan Craig (4)

•      Geologist and longstanding advocate for responsible mining, with over 35 years of experience in the mining industry and a strong focus on regulatory, environmental, social, indigenous, and community relations.

•      Key roles in advancing several mining projects through initial environmental assessments and participation agreements with indigenous nations.

•      Recipient of multiple awards for leadership in sustainable development.

•      Current Chair of the Advisory Board for the Centre of Excellence for Sustainable Mining & Exploration at Lakehead University

Notes:

(1)	Membership as of the date hereof. Effective November 7, 2025, the Environmental and Sustainability Committee was renamed the Environmental, Sustainability and Technical Committee, and its mandate was expanded accordingly.
(2)	Messrs. Quin and Middlemiss were appointed to the Environmental, Sustainability and Technical Committee on February 18, 2025.
(3)	Mr. Middlemiss will not stand for re-election at the Meeting.
(4)	Ms. Craig was appointed to the Environmental, Sustainability and Technical Committee on October 17, 2025.

Governance and Nomination Committee

Meetings held in 2025:	4
Primary Responsibilities

•     Monitor the Corporation's corporate governance and nomination matters;

•      Consider and assess all issues that may affect the Corporation in the areas of corporate governance and nomination generally;

•     Recommend actions or measures to the Board to be taken in connection with corporate governance and nomination;

•     Monitor the implementation and administration of such actions or measures, or of corporate policies and guidelines adopted by regulatory authorities or the Board with respect to corporate governance and nomination;

•     Establish practices that must be followed and should be in line with corporate governance rules and guidelines in effect from time to time as adopted by relevant authorities;

•     Recommend to the Board new candidates for directors and for assisting the Board in the assessment of the performance of the Board and its committees and of individual directors;

•     Determine the process and structure used to manage and run the internal and commercial business of the Corporation with a view of preserving its financial and operational integrity, complying with all applicable rules in general and increasing its value to Shareholders.

2026 Management Information Circular

33

Governance and Nomination Committee Members' Education and Experience
Committee Members (1)	Education/Experience
Michèle McCarthy (Chair)

•      30 years of board experience;

•      Served on 9 corporate boards and 2 government boards;

•      Significant experience in corporate restructuring and regulatory compliances;

•      Recognized expert in solving complex regulatory/legal matters as a general counsel and leading significant corporate restructuring and divestitures/acquisitions in global, national and regional companies;

•      Served as the Chair of the Governance and Nominating committee for Brain Hunter Inc.; and

•      Chief Executive Officer of a company specializing in corporate governance solutions.

David Danziger

•      Chartered Professional Accountant with over 30 years of experience in audit, accounting and management consulting;

•      Former audit partner and compliance advisor to numerous public companies;

•      Former Senior Vice President, Assurance and National Leader, Public Companies and current Senior Advisor at MNP LLP;

•      Past member of the advisory committee to the Exchange, past member of the Ontario Securities Commission's Advisory Committee on Small and Medium Sized Enterprises, as well as a past member of the CPA/PDAC Taskforce on IFRS for Mining; and

•      Holds a Bachelor of Commerce degree and qualifies as a Chartered Accountant (1983).

Duncan Middlemiss(2)

•     President, CEO, and Director of Arizona Metals Corporation (since May 2024), overseeing mining operations, sustainability and environmental compliance;

•      Worked as Chief Executive Officer and President of two successful Canadian gold producers (St. Andrew Goldfields and Wesdome Gold Mines) in the past ten years; and

•       Extensive capital markets experience in public disclosures.

Notes:

(1)	Membership as of the date hereof.
(2)	Mr. Middlemiss will not stand for re-election at the Meeting.

In assisting the Board in identifying new candidates for board nomination, the Governance and Nomination Committee maintains an evergreen list of potential candidates as possible nominees for the Board. In recommending qualified candidates to the Board, the Governance and Nomination Committee reviews annually the competencies and skills the Board, as a whole, should possess and the skills, areas of expertise, background, independence and qualifications of Board members and makes recommendations to the Board on criteria for the selection of new directors, as need be.

2026 Management Information Circular

34

Board Assessment

Following the implementation of a formal procedure for assessing the performance of the Board and its committee members in November 2021, a detailed questionnaire is distributed annually to each member of the Board in order to enable individual directors to provide feedback on the effectiveness of the Board and its standing Board Committees as well as the contribution of each member. As part of the assessment process each Board member also assesses the performance of the respective Board Committees.

In addition, the results of the questionnaires are reviewed by the Corporate Secretary and thereafter provided to the Lead Director, the Chair of the Governance and Nomination Committee and the Chief Executive Officer of the Corporation. The Lead Director may decide to contact each director and conduct a confidential one-on-one meeting to discuss the results and any issues arising from the performance assessments. Following the evaluation process, the compiled results are provided to the members of the Governance and Nomination Committee and the members of the Board for discussion at the year-end meetings.

The Governance and Nomination Committee assesses the operation of the Board and its standing Board Committees, the adequacy of information given to directors, communication between the Board and management, and the Board's size and overall skills of its members. The Governance and Nomination Committee also recommends changes to the Board in order to enhance its performance based on the survey feedback.

Board's Skills Matrix

The Governance and Nomination Committee, together with the Board Chair, is responsible for determining the needs of the Board in the long-term and identifying new candidates to stand as nominees for election or appointment as directors.

The Board oversees the process of determining that the skill set developed by directors through their business expertise and experience meets the needs of the Board. Each director must complete the skills matrix annually, assigning a score from 0 to 5, where 0 indicates no experience and 5 represents expert level skill.

The Governance and Nomination Committee shall annually review the credentials of the members of the Board. The following table exemplifies the current skills that each nominee possesses as of the date of this Circular:

Skills
Directors	Financial (1)	M&A (2)	Technical /Mining (3)	International (4)	Government Relations (5)	Governance (6)	Human Resources (7)	Sustainability (8)	Management (9)
Sean Roosen	5	5	5	4	5	5	4	5	5
Charles E. Page	4	4	4	4	4	4	4	3	5
Michèle McCarthy	4	4	3	4	4	5	4	3	5
David Danziger	5	4	3	3	3	4	4	3	4
Stephen Quin	3	4	5	4	4	4	3	4	4
Susan Craig	3	4	4	3	5	4	4	5	4
Keith McKay	5	4	3	4	2	4	4	3	4

2026 Management Information Circular

35

Notes:

(1)	Financial: Ability to understand: (i) financial statements; (ii) financial controls and measures; (iii) capital markets; and (iv) financing options.
(2)	Mergers and Acquisitions: Understanding of: (i) capital markets in friendly and unfriendly transactions; (ii) complexity of integration post-business continuation; and (iii) general legal requirements in M&A.
(3)	Technical/Mining: Understanding of: (i) exploration activities; (ii) mine operations, including risks/challenges/opportunities (mining, milling); (iii) ability to have knowledge of construction/development/planning/scheduling/monitoring of construction/contract administration/forecasting; and (iv) understanding of marketing of metals.
(4)	International Experience: Consists of: (i) experience in dealing with different legislative and cultural environments; (ii) understanding foreign legislative process; and (iii) understanding opportunities and risk in non-Canadian jurisdictions.
(5)	Government Relations: Understanding of: (i) legislative and decision-making process of governments; and (ii) experience in dealing with governments (policy-making, lobbying, etc.).
(6)	Governance: Understanding of (i) the requirements/process for oversight of management; (ii) various stakeholder requirements; and (iii) evolving trends with respect to governance of public companies.
(7)	Human Resource: Ability to: (i) review management structure for large organization; (ii) develop/assess/monitor remuneration packages (salary, benefits, long-term and short-term incentives); and (iii) understand how to motivate people.
(8)	Sustainability: Understanding of (i) environmental risks in the mining industry; (ii) government regulations with respect to environmental, health & safety; and (iii) understanding of and experience in community relations and stakeholder involvement.
(9)	Management: Ability to plan, operate and control various activities of a business.

Position Descriptions

The Board has developed written position descriptions for the Chair of the Board, the Chairs of the Board Committees, the Lead Director and the Chief Executive Officer. Such position descriptions are reviewed by the Governance and Nomination Committee annually and can be found on the Corporation's website at https://osiskodev.com/about-us/#corporate-governance.

Orientation and Continuing Education

New directors are encouraged to familiarize themselves with, among other things;

• The Corporation's business; • Strategic plans;	• Financial, accounting and risk management issues; and • The Corporation's policies;

The Governance and Nomination Committee is responsible for the orientation and education of new directors of the Corporation and oversees that they understand their roles, duties and responsibilities, and the contribution expected of them.

In addition, the Governance and Nomination Committee will oversee that any new director will be given the opportunity to become familiar with the Corporation by meeting with the other directors and with the officers and representatives of the Corporation as well as the Corporation's independent auditors, as appropriate.

The Corporation provides new directors with a comprehensive briefing of its business activities and finances and encourages directors to undergo training relating to the Corporation's corporate governance matters. As each director has a different skill set and professional background, orientation and training activities are tailored to the particular needs and experience of each director. Directors are expected to remain fully informed on all aspects of the Corporation's business. The Board believes in the importance of ongoing director education and the need for each director to be personally responsible for this process to meet their obligations as directors. Therefore, requests for continuing education for directors are encouraged, and dealt with on an ad hoc basis.

2026 Management Information Circular

36

Part 4: Director and Executive Compensation

4.1          Directors' Compensation

The Corporation's director compensation program is designed to attract and retain qualified people to serve on its Board and its Board Committees and considers the risks and responsibilities of being an effective director. It further serves to align the interests of directors with those of Shareholders over the long-term.

The Board sets the compensation of non-executive directors based on the Human Resources Committee's recommendations. Any director who is also an employee of the Corporation or any of its affiliates or subsidiaries does not receive any compensation as a director.

The composition of the non-executive directors' total compensation was approved by the Board on December 22, 2020, and is reviewed by the Human Resources Committee on an annual basis and has remained unchanged. It consists of (i) an annual retainer, (ii) attendance fees and (iii) share-based remuneration in the form of deferred share units ("DSUs"), the respective values of which are determined by the Human Resources Committee from time to time and recommended for approval to the Board of Directors.

Retainer, attendance fees and share-based remuneration

The annual retainer and attendance fees paid to non-executive Board and Board Committee members are paid on a quarterly basis.

The Board makes fixed value DSU grants to non-executive directors under the Corporation's Omnibus Plan. The Board has elected to fix an annual value to such grant at approximately $120,000 for the non-executive Board members and approximately $180,000 for the Lead Director. Furthermore, each new non-executive director is granted an initial one-time grant having a value of approximately $200,000 ($300,000 for the Lead Director). Such initial DSU grants (the "Initial DSU Grants") are consistent with the practice of welcoming new non-executive Board members by making an initial long-term incentive award. With respect to the annual grant of DSUs to a non-executive director in the year following the receipt of the Initial DSU Grant, such annual grant is pro-rated to take into account that the Initial DSU Grant shall cover an initial period of twelve (12) months.

The following table shows the annual retainers, attendance fees as well as initial and annual DSU grants paid to non-executive directors during 2025:

ANNUAL RETAINERS — Board	RETAINERS AND FEES ($)
Non-executive director of the Board	40,000
Additional retainer allocated to the Lead Director of the Board	60,000
ANNUAL RETAINERS — Committees/Members and Chairs	($)
Chair of the Audit and Risk Committee	20,000
Chair of all other Committees	10,000
Non-executive member of a Committee	5,000
PER MEETING FEES — Attendance/Travel	($)
Board and Committee Meeting Attendance Fees (in person or via conference call)	1,500(1)
Board and Committee Meeting Per Diem Fee (payable to non-executive directors who are required to travel for at least four (4) hours to attend a meeting)	1,000
DSUs — Initial and Annual ($ Value)	($)
Annual grant to the Lead Director of the Board	180,000
Annual grant to a non-executive director of the Board	120,000
Initial one-time grant to the Lead Director	300,000
Initial one-time grant to a new non-executive director	200,000

2026 Management Information Circular

37

Note:

(1)	Subsequent to the 2025 fiscal year, the Human Resources Committee and the Board of Directors approved changes to the cash compensation structure for non-executive directors, effective April 1, 2026. As of that date, meeting attendance fees of $1,500 per meeting were eliminated and replaced with an annual cash retainer of $30,000, which will be prorated for the 2026 fiscal year. These changes do not affect the compensation paid to, or reported for, the 2025 fiscal year.

Director Summary Compensation Table

The following table provides a summary of the compensation received by each director of the Corporation for the most recently completed financial year, with the exception of Sean Roosen, Chair of the Board of Directors and Chief Executive Officer, and Éric Tremblay, Former Director and Former Chief Operating Officer, who did not receive any compensation for acting as directors of the Corporation and whose compensation is disclosed in the Named Executive Summary Compensation Table in section 4.2 Directors and Executive Compensation – Statement of Executive Compensation - Named Executive Summary Compensation Table in this Circular.

Name and Position	Annual Retainer ($)	Attendance Fees ($)	Share-Based Awards ($) (1)		Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Charles E. Page Lead Director	110,000	33,000	180,000		-	-	-	-	323,000
Michèle McCarthy Director	75,000	37,500	120,001		-	-	-	-	232,501
Duncan Middlemiss(2) Director	60,000	39,000	120,001		-	-	-	-	219,001
David Danziger Director	50,000	33,000	120,001		-	-	-	-	203,001
Stephen Quin, Director	50,000	27,000	49,999		-	-	-	-	126,999
Susan Craig, Director	22,500	18,000	200,002	(3)					240,502

Notes:

(1)	Represents the annual DSU grants made to non-executive directors valued using the share price at the grant date, with the exception of Ms. Craig, for whom it represents her one-time initial DSU grant.
(2)	Mr. Middlemiss will not stand for re-election at the Meeting.
(3)	In connection with the Board remuneration program and her appointment to the Board on June 16, 2025, Ms. Craig received an initial DSU grant on August 20, 2025.

2026 Management Information Circular

38

The following table sets forth in detail each component of the annual retainer and attendance fees paid to each non-executive director during the financial year ended December 31, 2025:

	Annual Retainer			Attendance Fees
Name and Position	Board Member ($)	Committee Member ($)	Committee Chair ($)	Board Meetings ($)	Committee Meetings ($)	Total Fees ($)
Charles E. Page Lead Director	100,000	10,000	-	21,000	12,000	143,000
Michèle McCarthy Director	40,000	5,000	30,000	19,500	18,000	112,500
Duncan Middlemiss(1) Director	40,000	10,000	10,000	21,000	18,000	99,000
David Danziger Director	40,000	10,000	-	21,000	12,000	83,000
Stephen Quin Director	40,000	-	10,000	21,000	6,000	77,000
Susan Craig(2) Director	20,000	2,500	-	15,000	3,000	40,500

Notes:

(1)	Mr. Middlemiss will not stand for re-election at the Meeting.
(2)	Ms. Craig's annual retainer was pro-rated from her appointment on June 16, 2025.

Omnibus Plan

The Corporation's current omnibus incentive plan (the "Omnibus Plan") was approved on May 7, 2025 and replaced the Corporation's prior stock option and restricted share unit plans (together, the "Prior Plans"). The Omnibus Plan provides for a maximum of 27,324,297 Common Shares issuable pursuant to the Omnibus Plan (less all awards issued under the Prior Plans), being 20% of the issued and outstanding Common Shares as of the date the Omnibus Plan was adopted. Subsequent to the initial adoption, the Board approved minor amendments to the Omnibus Plan on March 27, 2026 to simplify the administration of the Omnibus Plan.

A summary of the key terms of the Omnibus Plan is set out below, which is qualified in its entirety by the full text of the Omnibus Plan, a copy of which is available on the Corporation's website at https://osiskodev.com/about-us/#corporate-governance. All terms used but not defined in this section have the meaning ascribed thereto in the Omnibus Plan.

2026 Management Information Circular

39

Key Terms of the Omnibus Plan:

Purpose:

The purpose of the Omnibus Plan is to permit the Corporation to grant Awards to Eligible Participants:

(a)   to increase the interest in the Corporation's welfare of those Eligible Participants, who share responsibility for the management, growth and protection of the business of the Corporation or a Subsidiary;

(b)   to provide an incentive to such Eligible Participants to continue their services for the Corporation or a Subsidiary and to encourage such Eligible Participants whose skills, performance and loyalty to the objectives and interests of the Corporation or a Subsidiary are necessary or essential to its success, image, reputation or activities

(c)   to reward Participants for their performance of services while working for the Corporation or a Subsidiary; and

(d)   to provide a means through which the Corporation or a Subsidiary may attract and retain able Persons to enter its employment or service

Eligible Participants:	In respect of a grant of Options, any bona fide Director, Officer, Employee, Consultant or Investor Relations Service Provider of the Corporation or any of its Subsidiaries. In respect of a grant of Share Units, any bona fide Director, Officer, Employee, or Consultant of the Corporation or any of its Subsidiaries. In respect of a grant of DSUs, any bona fide Director, Officer or Employee of the Corporation or any of its Subsidiaries.
Award Types:	Options, Share Units and DSUs (each an "Award" and, collectively, the "Awards"). Share Units may have vesting criteria attached thereto that is either time-based of a "Restricted Share Unit" ("RSUs") type or performance-based of a "Performance Share Unit" ("PSUs") type, or both. All Awards are granted by an agreement or other instrument or document evidencing the Award granted under the Omnibus Plan (an "Award Agreement").
Share Reserve:	The maximum number of Common Shares of the Corporation available for issuance under the Omnibus Plan will not exceed 27,324,297, being 20% of the Corporation's Outstanding Issue as at the date of implementation of the Plan by the Corporation, less any Common Shares underlying awards under the Corporation's Prior Plans, the Amended ESPP and any other Share Compensation Arrangement of the Corporation, if any. The share reserve will also be impacted by the "Share Counting" definitions as set out below.
Share Counting:	Each Common Share subject to a Share Unit shall be counted as reserving one Common Share under the Omnibus Plan, each Share subject to a DSU shall be counted as reserving one Common Share under the Omnibus Plan and each Common Share subject to an Option shall be counted as reserving one Common Share under the Omnibus Plan.
Share Recycling:	If an outstanding award made under the Prior Plans ("Existing Awards") (or portion thereof) expires or is forfeited, surrendered, cancelled or otherwise terminated for any reason without having been exercised or settled in full, or if Common Shares acquired pursuant to an Award or Existing Award, as applicable, subject to forfeiture are forfeited, the Common Shares covered by such Award or Existing Award, if any, will again be available for issuance under the Omnibus Plan. Common Shares will not be deemed to have been issued pursuant to the Omnibus Plan with respect to any portion of an Award that is settled in cash.

2026 Management Information Circular

40

Participation Limits:

The following limits apply to the operation of the Omnibus Plan:

(1)   The maximum number of Common Shares that are issuable to Insiders, at any time pursuant to Awards granted under the Plan, or when combined with all of the Corporation's other Share Compensation Arrangement (including the Prior Plans), cannot exceed ten percent (10%) of the Corporation's total issued and outstanding Common Shares, unless the Corporation obtains the requisite disinterested shareholder approval pursuant to the policies of the TSXV.

(2)   The maximum number of Common Shares that are issuable to Insiders, within any 12-month period, pursuant to Awards granted under the Plan, or when combined with all of the Corporation's other Share Compensation Arrangement (including the Prior Plans), cannot exceed ten percent (10%) of the Corporation's total issued and outstanding Common Shares, unless the Corporation obtains the requisite disinterested shareholder approval pursuant to the policies of the TSXV.

(3)   The maximum number of Common Shares that are issuable pursuant to all Awards granted under the Plan, or when combined with all the Corporation's other Share Compensation Arrangement (including the Prior Plans), granted or issued in any 12-month period to any one Person, cannot exceed five percent (5%) of the Outstanding Issue as of the date of grant or issue, unless the Corporation obtains the requisite disinterested shareholder approval pursuant to the policies of the TSXV.

(4)   The maximum number of Common Shares that are issuable to any one Consultant, within any 12-month period, pursuant to all Awards granted under the Omnibus Plan, or when combined with all the Corporation's other Share Compensation Arrangement (including the Prior Plans), cannot exceed two percent (2%) of the Outstanding Issue as of the date of grant or issue.

(5)   The maximum number of Common Shares that are issuable to all Investor Relations Service Providers, within any 12-month period, pursuant to Options granted under the Omnibus Plan or when combined with all the Corporation's other Share Compensation Arrangement (including the Prior Plans), cannot exceed two percent (2%) of the Outstanding Issue as of the date of grant or issue.

(6)   Options granted to any Investor Relations Service Provider must vest in stages over a period of not less than 12 months, and no acceleration of Options granted to any Investor Relations Service Provider shall be permitted, such that:

•      no more than ¼ of the Options vest no sooner than three months after the Options were granted;

•      no more than another ¼ of the Options vest no sooner than six months after the Options were granted;

2026 Management Information Circular

41

•      no more than another ¼ of the Options vest no sooner than nine months after the Options were granted; and

•      the remainder of the Options vest no sooner than 12 months after the Options were granted.

(7)   The maximum number of Common Shares that are issuable to Eligible Charitable Organizations, pursuant to all outstanding Charitable Options (as defined in the Omnibus Plan) must not exceed one percent (1%) of the Outstanding Issue as of the date of grant.

(8)   A Charitable Option must expire on or before the earlier of:

•      the date that is 10 years from the date of grant of the Charitable Option; and

•      the 90th day following the date that the holder of the Charitable Option ceases to be an Eligible Charitable Organization.

Any Award granted pursuant to the Omnibus Plan, or securities issued under the Prior Plans or any other Share Compensation Arrangement, prior to a Participant becoming an Insider, shall be excluded from the purposes of the limits.

Plan Administration:	The Plan shall be administered and interpreted by the board of directors of the Corporation (the "Board") or, if the Board by resolution so decides, by a committee or plan administrator appointed by the Board. Subject to the terms of the Plan, applicable law and the rules of the Exchanges, the Board (or its delegate) will have the power and authority to: (i) designate the Eligible Participants who will receive Awards (an Eligible Participant who receives an Award, a "Participant"), (ii) fix the number of Awards, if any, to be granted to each Eligible Participant and the date or dates on which such Awards shall be granted, (iii) determine the terms and conditions of any Award, including any vesting conditions or conditions based on performance of the Corporation or of an individual ("Performance Criteria"); and (iv) and make such amendments to the Plan and Awards made under the Plan as are permitted by the Plan and the rules of the Exchanges.

2026 Management Information Circular

42

Outstanding Share-Based Awards

The table below details the share-based awards outstanding as of December 31, 2025, for each of the non-executive directors of the Corporation. The information with respect to executive directors of the Corporation is provided in the Statement of Executive Compensation in section 4.2 Directors and Executive Compensation – Statement of Executive Compensation - Named Executive Summary Compensation Table in this Circular.

	Share-based awards
Name and Position (1)(2)	Number of shares or units of shares that have not vested (3)(4) (#)	Market or payout value of share based awards that have not vested (5) ($)	Market or payout value of vested share-based awards not paid out or distributed (5) ($)
Charles E. Page Lead Director	70,039	325,681	704,991
Michèle McCarthy Director	46,693	217,122	469,896
Duncan Middlemiss(6) Director	46,693	217,122	469,896
David Danziger Director	46,693	217,122	444,926
Stephen Quin, Director	19,455	90,466	372,000
Susan Craig, Director	58,824	273,532	-

Notes:

(1)	Mr. Roosen, Chair of the Board of Directors and Chief Executive Officer is a Named Executive and as such, his outstanding option-based and share-based awards are disclosed in the Statement of Executive Compensation section below.
(2)	Ms. Craig joined the Board of Directors of the Corporation on June 16, 2025.
(3)	Annual DSU grants were made to non-executive directors, except to Ms. Craig, on May 13, 2025 ($2.57), and vest one day prior to the Corporation's Meeting, on May 13, 2026.
(4)	An Annual DSU Grant was made to Ms. Craig on August 20, 2025 ($3.40), and vests one day prior to the Corporation's Meeting, on May 13, 2026.
(5)	Based on the closing price of the Common Shares of the Corporation on the Exchange on December 31, 2025 ($4.65).
(6)	Mr. Middlemiss will not stand for re-election at the Meeting.

Incentive Plan Awards – Value Vested or Earned during the year

The table below sets forth the aggregate dollar value that would have been earned during the most recently completed financial year ended December 31, 2025, if the DSUs awards had been exercised on their vesting date.

Name and Position (1)	Share-Based Awards (DSUs) Value Vested during the year(2) ($)
Charles E. Page Lead Director	90,152
Michèle McCarthy Director	60,158
Duncan Middlemiss(3) Director	60,158
David Danziger Director	42,764
Stephen Quin, Director	217,600
Susan Craig, Director (4)	-

2026 Management Information Circular

43

Notes:

(1)	Mr. Roosen, Chair of the Board of Directors and Chief Executive Officer, is a Named Executive and as such, the value vested of his option-based and share-based awards is disclosed in the Statement of Executive Compensation section below.
(2)	Based on the closing price of the Common Shares of the Corporation on the Exchange on May 6, 2025 ($2.72).

(3)	Mr. Middlemiss will not stand for re-election at the Meeting.
(4)	Ms. Craig was appointed to the Board on June 16, 2025, and was given an initial one-time grant of 58,824 DSUs on August 20, 2025. The closing price of the Common Shares of the Corporation on the Exchange on August 19, 2025 was $3.40.

4.2          Statement of Executive Compensation

Compensation discussion and analysis

The executive compensation philosophy of the Corporation is based on providing a highly competitive base salary, along with short and long-term incentives that will provide the Management team with a high payout on the achievements of key strategic goals, which will create value for Shareholders and other stakeholders over the long-term. More specifically, it shall take into account the following objectives:

•	Attract, motivate and retain highly qualified and experienced executives;
•	Recognize and reward contributions to the success of the Corporation as measured by the accomplishment of performance objectives;
•	Oversee that a significant proportion of compensation is directly linked to the success of the Corporation while not encouraging excessive or inappropriate risk-taking;
•	Promote adherence to the high standards and values reflected in the Corporation's Code of Ethics;
•	Oversee retention by setting total direct compensation targets at a level that is competitive with the markets in which the Corporation competes; and
•	Protect long-term Shareholder interests by ensuring Named Executives of the Corporation (as hereinafter defined) and other interests are aligned with those of Shareholders.

The Board of Directors of the Corporation is responsible for establishing and administrating a compensation program for the Named Executives. The Board has delegated the oversight of the compensation program and human resources matters to the Human Resources Committee, composed entirely of independent directors. For more information regarding the Human Resources Committee, see section 3.8 About Osisko Development - Role of the Board of Directors – Committees of the Board – Human Resources Committee of this Circular.

In establishing such compensation programs, the Human Resources Committee consults the Chair and Chief Executive Officer, the President, the Chief Financial Officer and Vice President, Finance and Corporate Secretary. The Human Resources Committee monitors compensation trends within the mining industry and seeks input from external advisors, as required.

Risk Mitigation

The Human Resources Committee monitors and reviews the implications of the risks associated with the Corporation's compensation program. The risk mitigation features include (i) an annual bonus payment to executive officers capped at 200% of the target payment, subject to performance factors based on shared performance objectives; (ii) a Clawback Policy which authorizes the Board to recover from an Executive Officer compensation paid under the Incentive Compensation in the event of a recalculation, as described in further detail in section 3.7 About Osisko Development – Policy on Recovery of Incentive Compensation of this Circular; (iii) a securities trading policy that helps align interests; (iv) RSU and DSU grants under the Omnibus Plan to promote alignment of interests between directors, Executive Officers and Shareholders of the Corporation; and (v) short-term equity-based compensation.

Based on the review performed in the last financial year, no risks associated with the Corporation's compensation policies and practices that are likely to have a material adverse effect on the Corporation were identified. The Human Resources Committee considers that the procedures and guidelines currently in place to mitigate key risks relating to compensation are adequately managed and do not encourage excessive risk taking that would likely have a material adverse effect on the Corporation. The Human Resources Committee will continue to monitor and review the Corporation's compensation policies and practices annually to oversee that no component of the Named Executives' compensation values risk taking.

2026 Management Information Circular

44

Named Executive Officers

For purposes of this Circular, named executives ("Named Executives") of the Corporation means, at any time during the most recently completed financial year:

•	The Corporation's Chief Executive Officer;

•	The Corporation's Chief Financial Officer;

•	Each of the three most highly compensated executive officers other than the Chief Executive Officer and the Chief Financial Officer at the end of the most recently completed financial year whose total compensation was more than $150,000 for that financial year; and

•	Each individual who would be a Named Executive under the paragraph above but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of that financial year.

During the Corporation's fiscal year ended December 31, 2025, the following individuals were Named Executives of the Corporation:

•	Sean Roosen, Chair of the Board of Directors and Chief Executive Officer;

•	Alexander Dann, Chief Financial Officer and Vice President, Finance;

•	Chris Lodder, President;

•	Laurence Farmer, General Counsel and Vice President Strategic Development; and

•	David Rouleau, Vice President, Project Development.

Named Executives do not control a number of significant factors that impact financial results, including commodity prices, foreign exchange rates, and regulatory uncertainty. The Corporation's compensation program design thus considers factors over which the executive officers can exercise control, such as meeting budget targets established by the Board at the beginning of each year, controlling costs, mitigating risks, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Corporation.

Compensation Components

As is typical in the mining industry, the Corporation's executive compensation policy applicable to Named Executives is comprised of a combination of:

•	Cash base salary;
•	Cash annual incentive bonus; and
•	Equity-linked long-term incentive compensation in the form of Option grants and RSU grants.

2026 Management Information Circular

45

Elements	Description	Objectives
Base Salary	Base salary is generally determined through an analysis of a comparator group. It reflects the capability of the individual as demonstrated over an extended period of time.	Attraction, retention and motivation; Annual salary adjustments as appropriate.
Annual Incentive Bonus	Annual cash incentive bonus is a portion of variable compensation that is designed to reward executives on an annual basis for achievement of corporate and business objectives, relative to corporate and individual performance.	Pay for performance; Align with business strategy; Attraction, retention and motivation.
Long-Term Incentives	Equity compensation is a portion of variable compensation that is designed to align executive and Shareholder interests, focus executives on long-term value creation, and also support the retention of key executives.	Align to Shareholder interests; Pay for performance; Attraction, retention and motivation.

The combination of base salaries, annual incentive, Option grants and RSU grants (which are payable in cash or in Common Shares, at the Corporation's discretion, as at the end of a three (3)-year vesting period), reflects the Corporation's evolving nature and is intended to attract and retain talent in a competitive employment market. Grant of Options and RSUs to Named Executives are made on an annual basis, at a moment deemed appropriate by the Human Resources Committee. Annual incentive, Option grants and RSU grants (timed-based and performance-based) represent the value at risk portion of the total compensation of each Named Executive.

Vesting of RSU grants are subject to conditions determined at the sole discretion of the Board.

Options and RSUs also enable the Corporation to balance the ratio of long-term to short-term compensation to levels commensurate with mining industry companies and to enhance Named Executives' alignment with Shareholder value creation. The Omnibus Plan is further described above.

The table below indicates for each of the three (3) components described above, the target compensation mix of the Named Executives. The Corporation is committed to ensuring that the pay mix of its Named Executives is competitive and in line with general market practice. The target compensation mix of the Named Executives described below highlights the Corporation's focus on pay at risk, which will help align executives' pay with the Corporation's performance over both the short- and long-term. The implementation of diverse incentive plans prompts executives to take into account the effects of their decisions on both immediate and future outcomes. From time to time, the Board may approve discretionary or transaction-based awards outside of this framework, which are not reflected in the target compensation mix.

2026 Management Information Circular

46

	Percentage of Total Target Direct Compensation(1)
			Annual Incentive		Long-Term Incentives				At-risk
	Base Salary		Compensation		Options		RSUs		compensation(2)
Named Executive	Target	Actual	Target	Actual	Target	Actual	Target	Actual	Target	Actual
Sean Roosen, Chair and Chief Executive Officer	20%	20%	20%	20%	24%	24%	36%	36%	80%	80%
Alexander Dann, CFO and Vice President, Finance	23%	23%	23%	23%	21%	21%	33%	33%	77%	77%
Chris Lodder, President	23%	23%	23%	23%	21%	21%	33%	33%	77%	77%
Laurence Farmer, General Counsel and Vice President Strategic Development	23%	23%	23%	23%	21%	21%	33%	33%	77%	77%
David Rouleau Vice President Project Development	40%	40%	20%	20%	16%	16%	24%	24%	60%	60%

Notes:

(1)	The percentages set out above reflect the target direct compensation structure for 2025 and exclude any one-time or special awards. On March 27, 2026, the Board of Directors approved a special discretionary bonus for certain Named Executive Officers in connection with the Corporation's 2025 financing transactions, consisting of a cash component and restricted share units. This award was granted outside of the Corporation's regular compensation framework and is therefore not reflected in the target compensation mix above. For further details regarding the special bonus, see "Special 2025 Transaction-Based Bonus".
(2)	At-risk compensation represents the sum of the annual incentive compensation and the long-term incentives.

Base Salary

The base salary is the only fixed component of the compensation of the Named Executives. The Corporation's objective is to establish base salaries for executive officers that are competitive with relevant salaries paid to executive officers of a comparator group, while recognizing executive officers' experience, competencies and track record of accomplishments and preserving a "team approach" toward remuneration. Salary levels shall therefore consider the overall corporate performance of the Corporation, comparative market data and individual performance.

Annual Incentive Compensation

The Human Resources Committee believes that long-term growth of value for Shareholders is derived from the execution of short and long-term approved strategic initiatives.

2026 Management Information Circular

47

The annual incentive program for the Named Executives is based on their performance as a team against corporate objectives approved by the Board. Bonuses are paid in full following awards approved by the Board, based on the recommendation of the Human Resources Committee. While the target for annual incentive compensation for Named Executives has been contractually established at 100% of their respective base salary, the Board retains full discretion in assessing such achievement. In addition, the Board may also factor in individual achievement, if warranted. For greater certainty, annual incentive compensation does not represent a guaranteed compensation item for the Named Executives as the determination of the performance relating to such compensation remains the sole prerogative of the Board who can decide not to pay any bonus to any Named Executive.

As part of its duties and responsibilities and in conjunction with year-end assessments, the Human Resources Committee reviews the realization of the Corporation's objectives and meets with Management to discuss and consider each element contained in the corporate objectives. The Human Resources Committee also meets in camera to discuss this matter.

The Corporation's 2025 short-term key objectives (the "2025 Key Objectives") consist of elements included in the following four main criteria: (i) Performance; (ii) Financial; (iii) Project Development; and (iv) ESG.

The 2025 Key Objectives were approved by the Board of Directors, upon recommendation of the Human Resources Committee. Such objectives provided for hurdle rates which could result in payment ranging from 0% to a maximum of 200%, depending on the assessment of the achievement of approved objectives by the management team. The Human Resources Committee monitored the progress made by Management toward achieving said objectives. The Human Resources Committee reviewed achievements against the Corporation's objectives, discussed with Management and thereafter, the Human Resources Committee met in camera to discuss and consider the payout under the short-term incentive program.

Any one-time or transaction-based discretionary bonuses approved by the Board of Directors, including the special bonus approved on March 27, 2026 in connection with the Corporation's 2025 financing transactions, were awarded outside of the Corporation's annual incentive program described below and were not determined by reference to the 2025 Key Objectives or the short-term incentive criteria.

The Human Resources Committee provided its recommendation to the Board which also deliberated with the presence of senior members of Management and determined and approved the following assessment of the 2025 Key Objectives set forth below:

2025 Short-Term Incentives Suggested Criteria (1)	Target (100%)	Target Weight	Achievement	Actual Weight
1. PERFORMANCE: Budgeted net cash spend is met and defined as follows: Budgeted Expenditures (cash outlays) offset by revenues (cash inlays).	Budget is met	20%	The Target was met.	20%
2. FINANCIAL: Capital injection	Target is met	15%	The Target was exceeded with a higher-than-anticipated capital injection.	30%

2026 Management Information Circular

48

2025 Short-Term Incentives Suggested Criteria (1)	Target (100%)	Target Weight	Achievement	Actual Weight
3. PROJECT DEVELOPMENT: Cariboo, San Antonio and Tintic Projects: a) Cariboo - Complete Infill Drilling Program (10%); - Construction of the BL water treatment plant to be operational in Q1 2026 (10%); b) San Antonio -Complete the transaction for the disposition of Sapuchi (10%); c) Tintic - Heap leach Au production of 1,450 ounces (10%);	Milestone achieved on all four projects	40%	Milestone achieved on one out of four project, while the others progressed but were not completed on time.(2)	26%

4.     ESG:

a) Health and Safety (10%)

- LTI of nil for all operations;

b) Environment

Tintic and Sapuchi (5%):

a)     Reduction of non-compliances and exceedances by 10% over 2024 levels;

b)     Zero reportable non-compliances events;

Cariboo Gold Project (5%):

a) Significant progress to be made on environmental projects allowing improved environmental performance in 2026 and beyond;

- Finalize BL Flood Management Reservoir and operate Barium Hydroxide module at BL WTP;

- Install and operate Barium Hydroxide module at BL WTP;

- Formalize plan to meet zero CN non-compliances at QR Mine;

c) Community Relations (5%)

- Final agreement in place;

	Targets achieved on all categories	25%	Targets were achieved on all categories.	24%
Total		100%		100%

Note:

(1)	For performance and financial measures (accounting for 35% of the bonus), the Corporation does not disclose supplemental qualifications for the targets and achievements, as these measures contain confidential and commercially sensitive information.
(2)	Successfully concluded milestones on all four projects, with one milestone achieved within the target window and the others finalized following schedule adjustments. The final score recognizes total scope completion with variance for timing of delivery.

Special 2025 Transaction-Based Bonus

In connection with the completion of the Corporation's 2025 financing transactions, on March 27, 2026, the Board of Directors approved, on recommendation of the Human Resources Committee, a special discretionary bonus for the Named Executives. This special bonus was transaction-based in nature and was not part of the Corporation's regular executive compensation program or annual incentive framework. The bonus was awarded in addition to base salary, annual incentive bonuses, and long-term incentive grants otherwise payable to the Named Executives.

2026 Management Information Circular

49

The special bonus consisted of (i) an award of RSUs having a value equal to 100% of the Named Executive's base salary, and (ii) a cash payment equal to 50% of the Named Executive's base salary for Named Executives other than Mr. Farmer. The special bonus for Mr. Farmer consisted of (i) an award of RSUs having a value equal to 108% of Mr. Farmer's base salary, and (ii) a cash payment equal to 54% of Mr. Farmer's base salary. The Human Resources Committee and Board of Directors determined that this one-time award was appropriate in recognition of the exceptional efforts and leadership demonstrated by the Named Executives in achieving the 2025 financings, pursuant to which the Corporation raised an aggregate of approximately US$875 million to fund the development and construction of the Corporation's Cariboo Gold Project and for general corporate purposes. The special bonus will not be taken into account for future compensation decisions.

The RSUs awarded vest on the third anniversary of the date of grant, with half of such RSUs vesting based on time and the other half subject to the achievement of certain performance vesting criteria determined at the Board’s discretion. For further details regarding the special bonus, see "Named Executive Summary Compensation Table".

Long-Term Incentive Compensation

The Human Resources Committee shall consider ad hoc and annual grants of Options and RSUs under the Corporation's Omnibus Plan to Named Executives based on recommendations made by the Chair of the Board and Chief Executive officer from time to time, for participants other than himself, and, as appropriate, shall make recommendations to the Board. In reviewing Management's recommendation relating to grants under the Corporation's Omnibus Plan, the Human Resources Committee and the Board may consider past grants and factor in any such grants made by associate companies to any of the Corporation's Named Executives.

The following table sets out the long-term incentive specified target rate for each Named Executive and the grants made for the financial year ended December 31, 2025, as a percentage of the Named Executive's total cash compensation (i.e., the sum of his or her base salary and target annual incentive compensation):

		Actual Grant(1)
Named Executive	Specified Target Rate	Rate	RSUs(2) ($)	Options(3) ($)
Sean Roosen, Chair and Chief Executive Officer	150%	150%	945,000	630,000
Alexander Dann, Chief Financial Officer and Vice President, Finance	115%	115%	483,000	322,000
Chris Lodder, President	115%	115%	586,500	391,000
Laurence Farmer, General Counsel and Vice President Strategic Development	115%	115%	448,500	299,000
David Rouleau, Vice President, Project Development	67%	67%	228,000	152,000

Notes:

(1)	The long-term incentive grants described in this section reflect the Corporation's regular annual equity compensation program and the specified target rates applicable to each Named Executive and excludes the one-time discretionary special bonus approved on March 27, 2026, which was granted outside of the Corporation's regular long-term incentive framework and do not form part of the specified target rates described herein. For further details regarding the special bonus, see "Special 2025 Transaction-Based Bonus".

2026 Management Information Circular

50

(2)	''The RSU amounts shown include RSUs granted on May 13, 2025 under the Corporation's regular annual long-term incentive program, calculated based on the closing price of the Common Shares of the Corporation on the Exchange on the grant date ($2.57).
(3)	Calculated using the Black-Scholes option pricing model.

Options Exercised during the Year

No Options were exercised during the financial year ended December 31, 2025.

Other Key Compensation Programs of the Corporation

•	Employee Share Purchase Plan

The Corporation's employment share purchase plan was first approved by Shareholders on November 20, 2020, and amended and restated on March 17, 2023 (the "Amended ESPP"). The Amended ESPP provides for the acquisition of Common Shares by eligible employees for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of employees and officers of the Corporation and the designated affiliates or subsidiaries of the Corporation and to secure for the Corporation and the Shareholders the benefits inherent in the ownership of Common Shares by employees of the Corporation and designated affiliates or subsidiaries of the Corporation. The Corporation recognizes that employee share purchase plans aid in attracting, retaining and encouraging employees due to the opportunity offered to them to acquire a proprietary interest in the Corporation as well as aligning employees' interests with those of the Shareholders.

Summary of the Amended ESPP

The following is a summary of the key provisions of the Amended ESPP. This summary is qualified in all respects by the full text of the Amended ESPP, a copy of which is available on the Corporation's website at https://osiskodev.com/about-us/#corporate-governance. All terms used but not defined in this section have the meaning ascribed thereto in the Amended ESPP.

Eligible Participants

Eligible employees who have provided services to the Corporation or any designated affiliate or subsidiary for at least 60 days shall, from time to time, be entitled to participate in the Amended ESPP. The Human Resources Committee of the Corporation, shall have the right, in its absolute discretion, to waive such 60 day period or to determine that the Amended ESPP does not apply to any eligible employee; for greater certainty, an eligible employee who withdrew from the Amended ESPP shall cease to be an eligible employee and shall not be allowed to participate in the Amended ESPP, for the remaining term of the calendar year during which such withdrawal occurred.

Under the Amended ESPP, an eligible employee shall automatically cease to be entitled to participate in the Amended ESPP, upon termination of the employment of the eligible employee with or without cause by the Corporation or the designated affiliate or subsidiary of the Corporation or cessation of employment of the eligible employee with the Corporation or a designated affiliate or subsidiary of the Corporation as a result of resignation or otherwise other than retirement of the eligible employee after having attained a stipulated age in accordance with the Corporation's normal retirement policy (as such policy may be established or revised from time to time at the discretion of Corporation and subject to applicable laws) or earlier with the Corporation's consent.

2026 Management Information Circular

51

Maximum number or percentage of Common Shares that may be issuable	The aggregate number of Common Shares reserved for issuance under the Amended ESPP, subject to certain adjustments as described in the Amended ESPP, must not exceed 1,000,000 Common Shares, provided that the aggregate number of Common Shares reserved for issuance under the Amended ESPP and pursuant to any other security-based compensation arrangements of the Corporation must not, in the aggregate, exceed 10% of the issued and outstanding Common Shares as of each date on which Shares are granted under the Amended ESPP.
Limits on the number of Common Shares that may be granted or issued to any one person or any category of persons	The maximum number of Common Shares issuable to Insiders, at any time, pursuant to the Amended ESPP and all other security-based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issued to Insiders, within any 12-month period, pursuant to the Amended ESPP and all other security-based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issued to any one person (and companies wholly-owned by that person), within any 12 month period, pursuant to the Amended ESPP and all other security-based compensation arrangements of the Corporation must not exceed 5% of the total number of Common Shares then outstanding, unless disinterested shareholder approval is obtained.
Employee Contributions

Any eligible employee may elect to contribute money to the Amended ESPP, on an ongoing basis, if the eligible employee delivers to the Corporation, (i) a written notice of his or her intention to participate in the Amended ESPP at least 10 business days before the beginning of any calendar quarter, and (ii) a written direction in form and substance satisfactory to the Corporation authorizing the Corporation to deduct from the remuneration of the eligible employee's contribution in equal instalments starting on the first day of such quarter. As part of the above written notice, the eligible employee will have to provide the Corporation with registration instructions for the issuance of the Common Shares to be issued to the eligible employee under the Amended ESPP. A written notice from the eligible employee shall be deemed to be a confirmation by the eligible employee that such eligible employee accepts the terms of the Amended ESPP as such terms may exist or be amended from time to time.

The eligible employee contribution shall be a minimum of $100 a month but in no event shall the eligible employee's contribution exceed 10% (unless otherwise specified by the Human Resources Committee of the Corporation), before deductions, of the eligible employee's base annual salary subject to a maximum contribution of $1,250 per month. The eligible employee contributions shall be subject to the limits set out in the Amended ESPP.

2026 Management Information Circular

52

Corporation's Contributions	Immediately prior to the date any Common Shares are issued to an eligible employee, the Corporation will credit the eligible employee with and thereafter hold in trust for the eligible employee, the Corporation's contribution in an amount equal to 60% of the eligible employee's contribution then held in trust by the Corporation.
Plan administration	The Amended ESPP shall be administered by the Board. The Board has full power and authority to interpret the Amended ESPP, to establish any rules and regulations and to adopt any condition that it deems necessary or desirable for the administration of the Amended ESPP within the limits prescribed by applicable legislation.
Transferability	Except as otherwise may be expressly provided for under the Amended ESPP or pursuant to a will or by the laws of descent and distribution, no right or interest of an eligible employee under the Amended ESPP is assignable or transferable.
Amendment

The approval of the Board and the requisite approval from the Exchange and shareholders of the Corporation shall be required for any of the following amendments to be made to the Amended ESPP:

(a)           persons eligible under the Amended ESPP;

(b)           the maximum number or percentage, as the case may be, of Listed Shares that may be issuable under the Amended ESPP;

(c)           the limits under the Plan on the amount of Common Shares that may be granted or issued to any one person or any category of persons (such as, for example, Insiders);

(d)           the maximum term of Security Based Compensation;

(e)           the expiry and termination provisions applicable to Security Based Compensation, including the addition of a blackout period;

(f)            the addition of a Net Exercise provision as defined in the policies of the Exchange;

(g)           remove or exceed the insider participation limit prescribed by the Exchange Corporate Finance Manual;

(h)           any method or formula for calculating prices, values or amounts under the Plan that may result in a benefit to a Participant;

(i)            an amendment to the level of the Corporation's Contribution described in Section 3.4;

(j)            an amendment to the contribution mechanism relating to the Corporation's Contribution described in Section 3.4 of the Amended ESPP;

(k)           any amendment to the categories of persons who are Eligible Employees; or

(l)            any amendment that may modify or delete any of Section 5.3.3 of the Amended ESPP.

The Board may, subject to receipt of requisite approval from the Exchange, in its sole discretion make all other amendments to the Amended ESPP.

2026 Management Information Circular

53

•	Benefits

The Corporation's executive officers benefit program includes life, medical, dental and disability insurance, outplacement services (in case of termination without cause, including as a result of a change of control) and other benefits. Such benefits are designed to be competitive with other comparable Canadian enterprises.

•	Hedging

The Securities Trading Policy of the Corporation forbids directors and officers from using any strategy relating to or to use derivative instruments in respect of securities of the Corporation, including purchasing financial instruments that are designed to hedge or offset a decrease in market value of the securities of the Corporation.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in the Corporation's Common Shares on December 31, 2020 with the cumulative total return of the S&P TSX Composite Index and the S&P/TSX Global Gold Index for the five (5) most recently completed financial years. It also presents the grant value and actual value of the compensation of the Chief Executive Officer of the Corporation for the same period(1).

Note:

(1)	The compensation values reflected in the graph include a one-time discretionary special bonus approved by the Board of Directors on March 27, 2026, in connection with the Corporation's 2025 financing transactions. This special bonus was not part of the Corporation's regular executive compensation program and will not be taken into account for future compensation decisions. For further details regarding the special bonus, see "Special 2025 Transaction-Based Bonus".

Legend:

•	Realizable Value: refers to total compensation of the Chief Executive Officer.
•	Realized Value: refers to total compensation of the Chief Executive Officer, adjusted for the actual payout amount of the share-based awards and realized amount of the option-based awards when applicable or the fair value based on the closing price of the Common Shares on the Exchange on December 31, 2025, being $4.65, when not yet realized.

2026 Management Information Circular

54

The share price of the Corporation has trailed the S&P/TSX Composite Index for the five (5) most recently completed financial years while executive compensation has remained stable. However, the share price performance of the Corporation has tracked other listed companies in the precious metals development sector. The trend in compensation of the Chief Executive Officer is reflective of the successful de-risking and advancement of the Corporation's assets through the development cycle.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table shows, as of December 31, 2025, aggregated information for the Corporation's compensation plans under which equity securities of the Corporation are authorized for issuance from treasury. As of December 31, 2025, the Corporation had 255,069,516 Common Shares issued and outstanding and 18,607,567 Common Shares were available for future issuance in the aggregate under all equity based compensation plans.

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options, DSUs or RSUs (#) and (% of the issued and outstanding Common Shares) (3)	Weighted Average Exercise Price of Outstanding Options ($)	Number of Common Shares Remaining Available for Future Issuance Under the Equity Compensation Plans (#) and (% of the issued and outstanding Common Shares) (4)
Equity Compensation Plans of the Corporation approved by the Shareholders:	8,009,023 (or 3.13%)	6.05
• Omnibus Plan (1)			17,899,860	7.02%
• Employee Share Purchase Plan (2)	n/a	n/a
			707,707	0.28%
Total:			18,607,567	7.30%

Notes:
(1)	The aggregate number of Common Shares issuable pursuant to the Omnibus Plan and under all other security-based compensation arrangements shall not exceed twenty percent (20%) of the issued and outstanding Common Shares of the Corporation as of the date the Omnibus Plan was adopted.
(2)	The aggregate number of Common Shares reserved for issuance from treasury under the ESPP shall not exceed 1,000,000 Common Shares, provided, however, that the number of Common Shares reserved for issuance from the treasury under the ESPP and pursuant to all other security based compensation arrangements of the Corporation and its subsidiaries shall, in the aggregate, not exceed 10% of the number of Common Shares then issued and outstanding. As of December 31, 2025, 292,293 Common Shares were issued under the ESPP.
(3)	Percentages are rounded to the nearest decimal.
(4)	As of December 31, 2025, including the 707,707 Common Shares issued pursuant to the ESPP, there are approximately 7.30% securities issued and outstanding pursuant to all equity compensation plans.

2026 Management Information Circular

55

Named Executive Summary Compensation Table

The following table details all compensation paid to or earned by each of the Corporation's Named Executives for the fiscal years ended December 31, 2025, December 31, 2024, and December 31, 2023:

Summary Compensation Table
Named Executive	Year	Salary (1) ($)	Share- based awards(2) ($)	Option- based award(3) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation(5) ($)	Total Compensation ($)
					Annual incentive plan(4)	Long- term incentive plan
Sean Roosen, Chair and Chief Executive Officer (6)	2025	525,000	1,470,000	630,000	787,500	-	-	23,892	3,436,392
	2024	525,000	315,000	1,260,000	346,500	-	-	21,468	2,467,968
	2023	525,000	472,500	1,102,500	380,625	-	-	19,224	2,499,849
Alexander Dann, Chief Financial Officer and Vice President, Finance	2025	350,000	833,000	322,000	525,000	-	-	21,936	2,051,936
	2024	350,000	161,000	644,000	231,000	-	-	19,824	1,405,824
	2023	350,000	241,500	563,500	253,750	-	-	18,432	1,427,182
Éric Tremblay, Former Chief Operating Officer	2025	-	-	-	-	-	-	-	-
	2024	450,000	207,000	828,000	0(7)	-	-	15,372	1,500,372
	2023	450,000	-	787,512	326,250	-	-	12,414	1,546,176
Luc Lessard, Former Chief Operating Officer	2025	-	-	-	-	-	-	-	-
	2024	-	-	-	-	-	-	-	-
	2023	213,000	-	-	0(8)	-	-	10,243	223,243
Chris Lodder, President	2025	425,000	1,011,500	391,000	637,500	-	-	15,816	2,480,816
	2024	425,000	195,500	782,000	280,500	-	-	13,704	1,696,704
	2023	425,000	293,250	648,250	308,125	-	-	12,312	1,722,937
Francois Vézina, Former Senior Vice President, Project Development, Technical Services and Environment	2025	-	-	-	-	-	-	-	-
	2024	-	-	-	-	-	-	-	-
	2023	300,000	180,000	420,000	0(9)	-	-	18,516	918,516

2026 Management Information Circular

56

Summary Compensation Table
Named Executive	Year	Salary (1) ($)	Share- based awards(2) ($)	Option- based award(3) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation(5) ($)	Total Compensation ($)
					Annual incentive plan(4)	Long- term incentive plan
Laurence Farmer, General Counsel and Vice President Strategic Development	2025	325,000	798,500	299,000	500,000	-	-	16,656	1,939,156
	2024	300,000	132,000	152,000	198,000	-	-	14,520	796, 520
	2023	-	-	-	-	-	-	-	-
David Rouleau, Vice President, Project Development	2025	371,474 (10)	599,474	152,000	371,474	-	-	11,988	1,506,410
	2024	-	-	-	-	-	-	-	-
	2023	-	-	-	-	-	-	-	-

Notes:

(1)	The respective annual base salary of each Named Executive as of December 31, 2025 was as follows: Mr. Roosen: $525,000, Mr. Lodder: $425,000, Mr. Dann: $350,000, Mr. Farmer $325,000 and Mr. Rouleau $380,000. Mr. Rouleau's base salary for 2025 reflects his appointment effective January 9, 2025.
(2)	The RSU amounts shown include RSUs granted on May 13, 2025 under the Corporation's regular annual long-term incentive program, calculated based on the closing price of the Common Shares of the Corporation on the Exchange on the grant date ($2.57), as well as RSUs granted in connection with a one-time discretionary special bonus approved by the Board of Directors on March 27, 2026, calculated based on the closing price of the Common Shares of the Corporation on the Exchange on April 1, 2026 ($4.51). For further details regarding the special bonus, see "Special 2025 Transaction-Based Bonus".
(3)	Both the grant date fair value and accounting fair value for option-based awards are calculated using the Black-Scholes option pricing model. However, the share-based compensation expense included in the Corporation's financial statements are accounted for based on vesting terms reflecting the fair value amortized for the period in accordance with IFRS requirements.

	Risk Free Interest	Expected Average Life	Expected Volatility	Expected Dividend Yield	Fair Value
May 13, 2025	2.59%	4 years	83.28%	0%	$1.58
April 2, 2025	2.69%	4 years	66.47%	0%	$1.15
July 4, 2024	3.70%	4 years	66.50%	0%	$1.47
April 3, 2024	3.69%	4 years	62.78%	0%	$1.47

(4)	An Annual Incentive Award was paid to each Named Executive based on the assessment of achievements with respect to the 2025 Key Objectives. The amounts shown also include a one-time discretionary cash bonus approved by the Board of Directors on March 27, 2026, in connection with the Corporation's 2025 financing transactions, which was awarded outside of the Corporation's regular annual incentive compensation framework. For further details regarding the special bonus, see "Special 2025 Transaction-Based Bonus".
(5)	Represents the Corporation's contributions made pursuant to the terms of the ESPP and insurance premiums paid by the Corporation during the financial year for personal insurance of the Named Executives.
(6)	The compensation information provided for Mr. Roosen is in respect of his capacity as officer of the Corporation. Mr. Roosen did not receive any additional compensation in respect of his position as director of the Corporation.
(7)	Mr. Tremblay agreed with the Corporation that in connection with his resignation, he would not receive any annual incentives for the 2024 fiscal year.
(8)	In light of his impending retirement, Mr. Lessard did not receive any annual incentives for the 2023 fiscal year.
(9)	Mr. Vézina and the Corporation agreed that in connection with his resignation, he would not receive any annual incentives for the 2023 fiscal year.
(10)	Mr. Rouleau's base salary paid for 2025 was prorated to reflect his appointment effective January 9, 2025.

2026 Management Information Circular

57

Outstanding Share-Based Awards and Options-Based Awards

The table below details the option-based and share-based awards outstanding as of December 31, 2025, for each of the Named Executives of the Corporation.

Named Executive	Option-based awards				Share-based awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (yyyy-mm-dd)	Value of unexercised in the- money options ($)	Number of shares or units of shares that have not vested(1) (#)	Market or payout value of share based awards that have not vested(2) ($)	Market or payout value of vested share- based awards not paid out or distributed (2) ($)
Sean Roosen, Chair and Chief Executive Officer	39,633	21.30	2026-06-23	-	-		-
	23,366	16.89	2026-08-16	-	-
	190,800	6.49	2027-06-30	-	-
	354,600	6.59	2028-04-03	-	71,700	333,405
	872,000	2.72	2029-07-04	1,682,960	115,900	538,935
	398,000	2.57	2030-05-13	827,840	367,800	1,710,270
Alexander Dann, Chief Financial Officer and Vice President, Finance	10,533	24.30	2026-02-05	-	-	-	-
	15,866	21.30	2026-06-23	-	-	-
	83,600	6.49	2027-06-30	-	-	-
	181,200	6.59	2028-04-03	-	36,700	170,655
	445,700	2.72	2029-07-04	860,201	59,200	275,280
	203,500	2.57	2030-05-13	423,280	188,000	874,200
Chris Lodder, President	35,966	21.30	2026-06-23	-	-	-	-
	118,500	6.49	2027-06-30	-	-	-
	220,100	6.59	2028-04-03	-	36,700	170,655
	541,200	2.72	2029-07-04	1,044,516	59,200	275,280
	247,000	2.57	2030-05-13	513,760	188,000	874,200
Laurence Farmer, General Counsel and Vice President Strategic Development	28,500	6.49	2027-06-30	-	-	-	-
	67,600	6.59	2028-04-03	-	71,700	333,405
	365,400	2.72	2029-07-04	705,222	115,900	538,935
	188,900	2.57	2030-05-13	392,912	367,800	1,710,270
David Rouleau, Vice President, Project Development	96,100	2.57	2030-05-13	199,888	88,800	412,920	-

Notes:

(1)	Based on the closing price of the Common Shares of the Corporation on the Exchange on December 31, 2025 ($4.65).

2026 Management Information Circular

58

Incentive Plan Awards – Value Vested or Earned During the Year

The below table sets forth the aggregate dollar value that would have been earned during the most recently completed financial year ended December 31, 2025, if the options and share-based awards had been exercised on their vesting date.

Named Executive	Option-Based Awards Value Vested during the Year ($)	Share-Based Awards Value Vested during the year ($) (1)	Non-Equity Incentive Plan Compensation Value earned during the Year ($) (2)
Sean Roosen, Chair and Chief Executive Officer	107,547	545,644	525,000
Alexander Dann, Chief Financial Officer and Vice President, Finance	54,970	238,931	350,000
Chris Lodder, President	66,748	338,548	425,000
Laurence Farmer, General Counsel and Vice President Strategic Development	45,066	81,641	325,000
David Rouleau, Vice President, Project Development	-	-	185,737

Notes:

(1)	Based on the closing price of the Common Shares of the Corporation on the Exchange on December 31, 2025 ($4.65).
(2)	This represents the value paid to the Named Executives as Annual Incentive Compensation.

Chief Executive Officer Securities Ownership and Value at Risk

The table below shows the total value of vested and unvested securities of the Corporation owned by the Chair and Chief Executive Officer as at December 31, 2025.

	Number of Securities (#)	Value of Securities ($)
Vested Securities:
Common Shares	953,512	4,433,830.80
Options	780,866	560,987.31
RSUs	0	0

Unvested Securities:
Options	1,097,533	1,969,712.69
RSUs	555,400	2,582,610

Total Value at risk:		9,547,141

2026 Management Information Circular

59

Termination and Change of Control Benefits

The Corporation entered into employment agreements with its Named Executives on terms and conditions comparable to market practice for public issuers in the same industry and market and of the same size as the Corporation. The following section describes the potential payments and benefits under the employment agreements to which the Named Executives would have been entitled if a termination of employment or change in control occurred on December 31, 2025.

The employment agreements for each of Messrs. Roosen, Dann, Lodder, and Farmer provide for the following:

	Termination For Cause	Termination Without Cause	Resignation	Change of Control (1)
Base Salary & Annual Incentive Bonus Plan	-	- A payment equal to one and a half (1.5) times the sum of the Named Executive's (i) annual base salary and (ii) average annualized bonus paid or declared in the last two (2) years. - The Named Executives will be entitled to the current year short-term incentive payment in accordance with the actual achievements for the period they were employed.	-

- A payment equal to two (2) times the sum of the Named Executive's (i) annual base salary and (ii) average annualized bonus paid or declared in the last two (2) years.

- The Named Executives will be entitled to the current year short-term incentive payment in accordance with the actual achievements for the period they were employed.

- In the event the change of control event is deemed by the Board of Directors to be "hostile", change of control severance payments may also be made to Named Executives who voluntarily resign within six (6) months following the "hostile" change of control.

Benefits	-	The Corporation shall continue all benefits for a period of time equal to one and a half (1.5) years from the cessation of the Named Executive's employment (the "Benefits Extension Period").	-	The Corporation shall continue all benefits for a corresponding period of time equal to two (2) years from the cessation of the Named Executive's employment.
Options	The Named Executives shall be entitled to exercise the Options granted during a period commencing on the date of the cessation of the Named Executive's Employment and ending 90 days thereafter.	The Named Executives shall be entitled to exercise Options vesting during Benefits Extension Period pursuant to the provisions of the Omnibus Plan.	The Named Executives shall be entitled to exercise the Options granted during a period commencing on the date of the cessation of the Named Executive's Employment and ending 90 days thereafter.	All unvested Options vest, irrespective of any performance conditions.
RSUs	All outstanding RSUs shall be terminated.	Any RSUs held by the Named Executive, as applicable, shall vest and be payable pursuant to the provisions of the Omnibus Plan, as amended from time to time.	All outstanding RSUs shall be terminated.	All unvested RSUs vest, irrespective of any performance conditions.

Note:

(1)	Change of control is defined as a termination of employment initiated by the Corporation for reasons other than just cause, including constructive dismissal, within 18 months following a change in control.

2026 Management Information Circular

60

The employment agreement for Mr. Rouleau provides for the following:

	Termination For Cause	Termination Without Cause	Resignation	Change of Control (1)
Base Salary & Annual Incentive Bonus Plan	-	- A payment equal to one (1) time the sum of the Named Executive's (i) annual base salary and (ii) average annualized bonus paid or declared in the last two (2) years. - The Named Executives will be entitled to the current year short-term incentive payment in accordance with the actual achievements for the period they were employed.	-

- A payment equal to one and a half (1.5) times the sum of the Named Executive's (i) annual base salary and (ii) average annualized bonus paid or declared in the last two (2) years.

- The Named Executives will be entitled to the current year short-term incentive payment in accordance with the actual achievements for the period they were employed.

- In the event the change of control event is deemed by the Board of Directors to be "hostile", change of control severance payments may also be made to Named Executives who voluntarily resign within six (6) months following the "hostile" change of control.

Benefits	-	The Corporation shall continue all benefits for a period of time equal to one (1) year from the cessation of the Named Executive's employment (the "Benefits Extension Period").	-	The Corporation shall continue all benefits for a corresponding period of time equal to one and a half (1.5) years from the cessation of the Named Executive's employment.
Options	The Named Executives shall be entitled to exercise the Options granted during a period commencing on the date of the cessation of the Named Executive's Employment and ending 90 days thereafter.	The Named Executives shall be entitled to exercise Options vesting during Benefits Extension Period pursuant to the provisions of the Omnibus Plan.	The Named Executives shall be entitled to exercise the Options granted during a period commencing on the date of the cessation of the Named Executive's Employment and ending 90 days thereafter.	All unvested Options vest, irrespective of any performance conditions.
RSUs	All outstanding RSUs shall be terminated.	Any RSUs held by the Named Executive, as applicable, shall vest and be payable pursuant to the provisions of the Omnibus Plan, as amended from time to time.	All outstanding RSUs shall be terminated.	All unvested RSUs vest, irrespective of any performance conditions.

The Named Executives would have been entitled to the following payments and benefits if a termination of employment or change of control occurred on December 31, 2025:

			Average	Equity-Based Awards ($)		Other
Named Executive	Event	Base Salary ($)	Annualized Bonus ($)(1)	Options (2)	RSUs (3)	Payments (4) ($)	Total ($)
Sean Roosen, Chair and Chief Executive Officer	Termination without cause	787,500	850,500	1,112,880	2,103,798	72,300	4,926,978
	Change of control	1,050,000	1,134,000	1,949,813	3,107,610	79,800	7,321,223
	Retirement	-	-	-	-	-	-

2026 Management Information Circular

61

			Average	Equity-Based Awards ($)		Other
Named Executive	Event	Base Salary ($)	Annualized Bonus ($)(1)	Options (2)	RSUs (3)	Payments (4) ($)	Total ($)
Alexander Dann, Chief Financial Officer and Vice President, Finance	Termination without cause	525,000	567,000	568,920	1,157,127	69,400	2,887,447
	Change of control	700,000	756,000	996,747	1,670,135	75,900	4,198,782
	Retirement	-	-	-	-	-	-
Chris Lodder, President	Termination without cause	637,500	688,500	690,677	1,404,815	69,400	3,490,892
	Change of control	850,000	918,000	1,210,104	2,027,855	75,900	5,081,859
	Retirement	-	-	-	-	-	-
Laurence Farmer, General Counsel and Vice President Strategic Development	Termination without cause	487,500	523,500	497,017	967,081	63,100	2,538,198
	Change of control	650,000	698,000	863,060	1,451,585	69,600	3,732,245
	Retirement	-	-	-	-	-	-
David Rouleau, Vice President, Project Development	Termination without cause	380,000	282,869	66,629	527,638	62,000	1,319,135
	Change of control	570,000	565,737	199,888	784,394	68,000	2,188,019
	Retirement	-	-	-	-	-	-

Notes:

(1)	Includes cash incentive compensation earned under the Corporation's regular annual incentive program and a one-time discretionary cash special bonus approved by the Board of Directors on March 27, 2026 in connection with the Corporation's 2025 financing transaction. For further details regarding the special bonus, see "Special 2025 Transaction-Based Bonus".
(2)	In the context of a termination without cause, these amounts reflect the aggregate dollar value that would be realized by multiplying the number of unvested options which would vest during the Benefits Extension Period by the difference between $4.65, being the closing price of the Common Shares of the Corporation on the Exchange on December 31, 2025 and the respective exercise price of such options. In the context of a change of control, these amounts reflect the aggregate dollar value that would be realized by multiplying the number of unvested options (the vesting of which would be accelerated as a result of such change of control) by the difference between $4.65, being the closing price of the Common Shares of the Corporation on the Exchange on December 31, 2025 and the respective exercise price of such options.
(3)	In the context of a termination without cause or retirement, these amounts reflect the aggregate dollar value that would be realized by multiplying the number of RSUs which would vest during the Benefits Extension Period, which includes RSUs granted under the Corporation's regular long-term incentive program and any RSUs granted in connection with a one-time discretionary special bonus, with vesting determined after taking into account the achievement of all Long-Term Objectives, by $4.65, being the closing price of the Common Shares of the Corporation on the Exchange on December 31, 2025. In the context of a change of control, these amounts reflect the aggregate dollar value that would be realized by multiplying the number of RSUs ,including RSUs granted under the Corporation's regular long-term incentive program and RSUs granted in connection with a one-time discretionary special bonus, the vesting of which would be accelerated as a result of such change of control irrespective of any performance condition, by $4.65, being the closing price of the Common Shares of the Corporation on the Exchange on December 31, 2025.
(4)	In the context of a termination without cause, these amounts represent the dollar value of the insurance benefit of the Named Executives which would be continued for a term of 18 months; benefits include group insurance (but exclude long-term disability) and outplacement benefits. In the context of a change of control, these amounts represent the dollar value of the insurance benefit of the Named Executives which would be continued for a term of 24 months; benefits include group insurance (but exclude long-term disability) and outplacement benefits.

Pension Benefits

The Corporation does not have a pension plan that provides payments or benefits to the Named Executives, nor to the directors.

2026 Management Information Circular

62

Part 5: OTHER INFORMATION

5.1	Indebtedness of Directors and Executive Officers

As of the date hereof, no director, officer, employee, proposed nominee for election as a director of the Corporation or any of their respective associates, nor any former executive officer, director and employee of the Corporation, has been indebted in the last fiscal year, or is presently indebted, to the Corporation or any of its subsidiaries, or to another entity if the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries. During the year ended December 31, 2025, the Corporation did not grant any loan to such persons.

5.2	Interest of Informed Persons in Material Transactions

Since the commencement of the Corporation's most recently completed fiscal year, no Informed Person (as the term "Informed Person" is defined in Regulation 51-102), proposed director, or any associate or affiliate of any Informed Person or proposed director has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect the Corporation or any of its subsidiaries.

5.3	Interest of Certain Persons or Companies in the Matters to be Acted Upon

Other than as disclosed herein, no director or executive officer of the Corporation who has held such position at any time since the beginning of the Corporation's last financial year, nor any proposed nominee for election as a director of the Corporation, or any associates or affiliates of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting, other than the election of directors.

5.4	Management Contracts

The management functions of the Corporation are not performed to any substantial degree by any person or company other than the directors and executive officers of the Corporation.

5.5	Other Matters

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

Other than as specifically discussed under section 2.2 Business of the Meeting – Election of Directors – Director Independence of this Circular, no director, executive officer or proposed nominees for election as a director of the Corporation, past, present or nominated hereunder, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, by way of beneficial ownership of shares or otherwise, in any matter to be acted upon at the Meeting, except that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Corporation.

5.6	Shareholder Proposals for the Annual Meeting to be held in 2027

Shareholder proposals submitted to the Corporation for the next Annual Meeting of the Shareholders must be received by February 12, 2027 to be included in the Information Circular for such annual meeting.

2026 Management Information Circular

63

5.7	Additional Information

Additional information regarding the Corporation and its business activities is available on SEDAR+ at www.sedarplus.ca. Financial information about the Corporation can be found in the Corporation's audited financial statements and MD&A for the financial year ended December 31, 2025, which are available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on our corporate website at www.osiskodev.com. Copies of these documents may also be obtained free of charge upon request to the Corporate Secretary, 1100, Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2 or by e-mail to info@osiskodev.com.

5.8	Approval of Directors

The Board of Directors of the Corporation has approved the contents of the Circular and its delivery to the Shareholders.

DATED at Montréal, Québec, the 11th day of May, 2026.

ON BEHALF OF THE BOARD OF OSISKO DEVELOPMENT CORP.

"Sean Roosen"

Sean Roosen
Chair of the Board of Directors and Chief Executive Officer

2026 Management Information Circular

64

Schedule "A"
Board of Directors Charter

OSISKO DEVELOPMENT CORP.

BOARD OF DIRECTORS CHARTER

[See Schedule A attached.]

A-1

OSISKO DEVELOPMENT CORP. BOARD OF DIRECTORS CHARTER This Charter shall govern the activities of the Board of Directors (the "Board") of Osisko Development Corp. (the "Corporation"). I. OVERALL ROLE AND RESPONSIBILITY The Board of the Corporation is elected by the Corporation’s shareholders to oversee the management of the business and affairs of the Corporation. The fundamental responsibility of the Board of the Corporation is to provide stewardship and governance over the management of the Corporation with the objective of ensuring that the Corporation operates in a safe and responsible manner while enhancing and preserving long-term shareholder value. In performing its functions, the Board also considers the legitimate interests of other stakeholders, including employees, customers, and communities. In overseeing the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”), sets the standards of conduct for the Corporation. The Board’s role is to set strategy, assign responsibility to management for the achievement of that strategy, define executive limitations, and monitor performance against those objectives and limitations. In fulfilling this role, the Board regularly reviews corporate objectives to ensure that they remain responsive to the changing business environment in which the Corporation operates. The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. It retains responsibility for managing its own affairs, including selecting its Chair and Lead Director, nominating candidates for election to the Board, and constituting committees of the Board. Subject to the Articles of the Corporation and the applicable provisions of the Corporation’s By-Laws, the Board may constitute, seek the advice of, and delegate powers, duties, and responsibilities to committees of the Board as it considers appropriate. The Board’s main expectations of the Corporation’s management are to protect the Corporation’s interests and oversee the long-term growth of shareholder value. II. MEMBERSHIP AND QUORUM (a) Membership. The Board shall be composed of a minimum of 3 and a maximum of 10 members. The Board shall also be constituted with a majority of individuals who qualify as independent directors, as per the standards of independence established in the National Instrument 52-110 – Audit Committees (“52-110”) and Regulation 58-101 respecting Disclosure of Corporate Governance Practices (“58-101”). (b) Meetings. The Board shall meet at least quarterly and should hold any additional meetings as required or appropriate to consider other matters. A-2

Osisko Development Corp. Board of Directors Charter Page 2 (c) Quorum. The quorum at any meeting of the Board is a majority of directors in office. III. STRUCTURE AND OPERATIONS Proceedings and meetings of the Board are governed by the provisions of the by-laws of the Corporation relating to the regulation of the meetings and proceedings of the Board insofar as they are applicable and not inconsistent with this Charter and the other provisions adopted by the Board in regard to committee composition and organization. IV. DUTIES AND RESPONSIBILITIES OF THE BOARD In addition to statutory responsibilities, the Board, either directly or through one of its standing committees (the “Standing Committees”), has a responsibility to: (a) Integrity of Management: satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer (“CEO”), the President and other senior officers, and that the CEO and other senior officers maintain a culture of integrity throughout the Corporation; (b) Financial Integrity: overseeing the policies, systems and processes by which management ensures the financial integrity of the Corporation and monitor its compliance policies approved by the Board; (c) Board Independence: overseeing, through the Governance and Nomination Committee, that appropriate structures and procedures are in place so that the Board and its Standing Committees can function independently of management and in accordance with sound corporate governance practices; (d) Policies, Procedures and Compliance: reviewing and approving, with the assistance of its Standing Committees, key policy statements developed by management on various issues such as ethics, regulatory compliance and communications with shareholders, other stakeholders and the general public; (e) Appointment and Monitoring of senior management: i. appointing the CEO and the President and setting forth the position description, as well as planning for the succession of the CEO and the President with the recommendation of the Human Resources Committee; ii. evaluating the performance and reviewing the compensation of the CEO and the President with the Human Resources Committee, according to appropriate benchmarks which reward contribution to shareholder value; iii. appointing, evaluating and monitoring officers, providing access to suitable training, as well as planning for their succession with the recommendations of the Governance and Nomination Committee and Human Resources Committee; iv. determining senior management compensation with the recommendations of the Human Resources Committee, according with appropriate industry benchmarks; (f) Financial Reporting: A-3

Osisko Development Corp. Board of Directors Charter Page 3 i. overseeing, through the Audit and Risk Committee, the processes by which the quality and integrity of the Corporation’s accounting and financial reporting systems, internal control structures, management information systems and disclosure controls and procedures are maintained; ii. overseeing, through the Audit and Risk Committee, the processes that management employs so that financial reporting and disclosure of material information to shareholders and regulators is timely, accurate, complete and in accordance with applicable accounting principles and regulatory requirements; iii. approving unbudgeted capital expenditures, or significant divestiture, as well as acquisitions where environmental or other liabilities exist and which could result in significant exposure to the Corporation; iv. approving major investment decisions related to development, construction and production of the Corporation’s mining projects; v. determining annually, with the Audit and Risk Committee, if each member of the Audit and Risk Committee is “financially literate” as such terms are defined under applicable laws and regulations including rules and guidelines of stock exchanges to which the Corporation is subject; vi. adopting a strategic planning process and thereafter reviewing and, where appropriate, approving, annually, a strategic plan and a budget that takes into account, among other things, the opportunities and risks of the business (all of which are developed by management), and monitoring the Corporation’s performance with reference to the adopted budget and strategic plan; vii. through the Audit and Risk Committee, identifying the principal risks of the Corporation’s business and monitoring the implementation of appropriate controls, measures and systems to manage these risks; (g) Board Expectation of Management: overseeing that the Board’s expectations of management are understood, that all appropriate matters come before the Board in a timely and effective manner and that the Board is kept informed of shareholder feedback; (h) Governance Oversight: i. conducting annually, through the Governance and Nomination Committee, a review of Board practices and the Board’s and Standing Committees’ performance (including director’s individual contributions), to ascertain that the Board, its Standing Committees and the directors are capable of carrying out and do carry out their roles effectively; ii. overseeing, with the Governance and Nomination Committee, what competencies, skills and personal qualities the Board should seek in recruiting new Board members, and the appropriate size of the Board to facilitate effective decision-making; iii. reviewing, annually, with the Governance and Nomination Committee, the independence of each member of the Board as such term is defined by applicable A-4

Osisko Development Corp. Board of Directors Charter Page 4 laws and regulations including, rules and guidelines of stock exchanges to which the Corporation is subject; iv. setting forth, with the recommendation of the Governance and Nomination Committee, the position description for the Chair of the Board, Lead Director and the Chairs of the Standing Committees of the Board; v. selecting, upon the recommendation of the Governance and Nomination Committee, nominees for election as directors, the Chair of the Board, and the Lead Director of the Board that remains “independent” within the meaning of 58-101; vi. overseeing, through the Governance and Nomination Committee, that new directors have a good understanding of their role and responsibilities and of the contribution expected of them (including as regards attendance at, and preparation for, meetings), and that they are provided with adequate education and orientation as regards the Corporation, its business and activities including training in respect of the Corporation’s policies; vii. discussing and developing the Corporation’s approach to corporate governance issues in general, with the involvement of the Governance and Nomination Committee; viii. overseeing the processes by which management monitors and reports on the ethical behavior, compliance with laws and monitoring and, through the Governance and Nomination Committee, compliance with the Code of Ethics; ix. reviewing and approving, with the involvement of the Governance and Nomination Committee, the content of the principal communications by the Corporation to its shareholders, analysts and the public, such as quarterly and annual financial statements and management’s discussion and analysis, annual information form, management information circular, prospectuses and other similar documents which may be issued and distributed, provided that the quarterly and annual financial statements and related management’s discussion and analysis and earnings press releases and any other public disclosure document containing financial information may be reviewed and approved by the Audit and Risk Committee instead of the Board; (i) Compensation Oversight: i. Overseeing, with the Human Resources Committee, the adequacy and form of the compensation of non-executive directors, taking into account the responsibilities and risks involved in being an effective non-executive director; (j) General: i. reviewing alternate strategies in response to any possible takeover bid other corporate or asset-based transaction in order to maximize value for shareholders; A-5

Osisko Development Corp. Board of Directors Charter Page 5 ii. Consider and implement the means by which stakeholders can communicate with the members of the Board (including independent directors). iii. advising management on critical and sensitive issues; Directors are expected to make reasonable efforts to attend all Board meetings and to review materials distributed to them in advance of Board meetings. V. ANNUAL EVALUATION The Governance and Nomination Committee shall, at least annually, review this Charter and recommend appropriate changes to the Board. This Charter was adopted by the Board of Directors on November 25, 2020, and ratified on December 4, 2020. This Charter was last reviewed on November 7, 2025. A-6

B-1 SCHEDULE "B" AUDIT AND RISK COMMITTEE CHARTER OSISKO DEVELOPMENT CORP. AUDIT AND RISK COMMITTEE CHARTER [See Schedule B attached.]

OSISKO DEVELOPMENT CORP. AUDIT AND RISK COMMITTEE CHARTER This Charter shall govern the activities of the Audit and Risk Committee (the "Committee") of the board of directors (the "Board of Directors") of Osisko Development Corp. (the "Corporation"). I. PURPOSES OF THE AUDIT AND RISK COMMITTEE The purposes of the Committee are to assist the Board of Directors of the Corporation: (a) in its oversight of the Corporation’s accounting and financial reporting principles, processes and policies and internal audit controls and procedures; (b) in its oversight of the integrity, transparency and quality of the Corporation’s financial statements and the independent audit thereof; (c) in selecting, evaluating and, where deemed appropriate, replacing the external auditors; (d) in evaluating the qualification, independence and performance of the external auditors; (e) in its oversight of the Corporation’s risk identification, assessment and management program; and (f) in the Corporation’s compliance with legal and regulatory requirements in respect of the above. The function of the Committee is to provide independent and objective oversight. The Corporation’s management team is responsible for the preparation, presentation and integrity of the Corporation’s financial statements. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Corporation’s annual financial statements and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Committee are not full-time employees of the Corporation and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence. As such, it is not the duty or responsibility of the Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and external to the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors) and (iii) representations made by management as to non-audit services provided by the auditors to the Corporation. The external auditors are ultimately accountable to the Board of Directors and the Committee as representatives of shareholders. The Committee is directly responsible (subject to the Board of Directors’ approval) for the appointment, compensation, retention (including termination), scope B-2

Osisko Development Corp. Audit and Risk Committee Charter Page 2 and oversight of the work of the external auditors engaged by the Corporation (including for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services or other work of the Corporation), and is also directly responsible for the resolution of any disagreements between management and any such firm regarding financial reporting. The external auditors shall submit, at least annually, to the Corporation and the Committee: as representatives of the shareholders of the Corporation, a formal written statement delineating all relationships between the external auditors and the Corporation (“Statement as to Independence”); and a formal written statement of the fees billed in compliance with the disclosure requirements of Form 52-110F2 of National Instrument 52-110. A report describing: the Corporation’s internal quality-control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the Corporation, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the Corporation, and any steps taken to deal with any such issues II. COMPOSITION OF THE AUDIT AND RISK COMMITTEE (a) The Committee shall be comprised of three or more independent directors as defined under applicable legislation and stock exchange rules and guidelines, who have not participated in the financial statements of the Corporation or any current subsidiary of the Corporation at any time during the past three years, and are appointed (and may be replaced) by the Board of Directors. Determination as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the Board of Directors. (b) All members of the Committee shall be financially literate within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”) and any other securities legislation and stock exchange rules applicable to the Corporation, and as confirmed by the Board of Directors using its business judgement (including but not limited to be able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements), and at least one member of the Committee shall have accounting or related financial expertise or sophistication as such qualifications are interpreted by the Board of Directors in light of applicable laws and stock exchange rules. The later criteria may be satisfied by past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer of an entity with financial oversight responsibilities, as well as other requirements under applicable laws and stock exchange rules. B-3

Osisko Development Corp. Audit and Risk Committee Charter Page 3 III. MEMBERSHIP, MEETINGS AND QUORUM (a) The Committee shall meet at least quarterly or more frequently if circumstances dictate, to discuss with management and recommend to the Board of Directors to approve the annual audited financial statements and quarterly financial statements, and all other related matters. The Committee may request any officer or employee of the Corporation or the Corporation’s external counsel or external auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. (b) Proceedings and meetings of the Committee are governed by the provisions of by-laws relating to the regulation of the meetings and proceedings of the Board of Directors as they are applicable and not inconsistent with this Charter and the other provisions adopted by the Board of Directors in regard to committee composition and organization. (c) The quorum at any meeting of the Committee is a majority of members in office. All members of the Committee should strive to be at all meetings. IV. DUTIES AND POWERS OF THE AUDIT AND RISK COMMITTEE To carry out its purposes, the Committee shall have unrestricted access to information and shall have the following duties and powers: 1. with respect to the external auditor, (i) to review and assess annually, the performance of the external auditors, and recommend to the Board of Directors the nomination of the external auditors for appointment by the shareholders, or if required, the revocation of appointment of the external auditors; (ii) to review and approve the fees charged by the external auditors for audit services; (iii) to review and pre-approve all services, including non-audit services, to be provided by the Corporation’s external auditors to the Corporation or to its subsidiaries, and associated fees and to oversee that such services will not have an impact on the auditor’s independence, in accordance with procedures established by the Committee. The Committee may delegate such authority to one or more of its members, which member(s) shall report thereon to the committee; (iv) to oversee that the external auditors prepare and deliver annually a Statement as to Independence (it being understood that the external auditors are responsible for the accuracy and completeness of such statement), to discuss with the external auditors any relationships or services disclosed in the Statement as to Independence that may impact the objectivity and independence of the Corporation’s external auditors and to recommend that the Board of Directors take appropriate action in response to the Statement as to Independence to satisfy itself of the external auditors’ independence; and (v) to instruct the external auditors that the external auditors are ultimately accountable to the Committee and the Board of Directors, as representatives of the shareholders; B-4

Osisko Development Corp. Audit and Risk Committee Charter Page 4 2. with respect to financial reporting principles, policies and internal controls, (i) to advise management that they are expected to provide to the Committee a timely analysis of significant financial reporting issues and practices; (ii) to oversee that the external auditors prepare and deliver as applicable a detailed report covering 1) critical accounting policies and practices to be used; 2) material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; 3) other material written communications between the external auditors and management such as any management letter or schedule of unadjusted differences; and 4) such other aspects as may be required by the Committee or legal or regulatory requirements; (iii) to consider, review and discuss any reports or communications (and management’s responses thereto) submitted to the Committee by the external auditors, including reports and communications related to: significant finding, deficiencies and recommendations noted following the annual audit of the design and operation of internal controls over financial reporting; consideration of fraud in the audit of the financial statement; detection of illegal acts; the external auditors’ responsibilities under generally accepted auditing standards; significant accounting policies; management judgements and accounting estimates; adjustments arising from the audit; the responsibility of the external auditors for other information in documents containing audited financial statements; disagreements with management; consultation by management with other accountants; major issues discussed with management prior to retention of the external auditors; difficulties encountered with management in performing the audit; the external auditors judgements about the quality of the entity’s accounting principles; and reviews of interim financial information conducted by the external auditors. (iv) to meet with management and external auditors: to discuss the scope, planning and staffing of the annual audit and to review and approve the audit plan; to discuss the audited financial statements, including the accompanying management’s discussion and analysis; to discuss the unaudited interim quarterly financial statements, including the accompanying management’s discussion and analysis; B-5

Osisko Development Corp. Audit and Risk Committee Charter Page 5 to discuss the appropriateness and quality of the Corporation’s accounting principles as applied in its financial reporting; to discuss any significant matters arising from any audit or report or communication referred to in item 2 (iii) above, whether raised by management or the external auditors, relating to the Corporation’s financial statements; to resolve disagreements between management and the external auditors regarding financial reporting; to review the form of opinion the external auditors propose to render to the Board of Directors and shareholders; to discuss significant changes to the Corporation’s auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the external auditors or management, and the financial impact thereof; to review any non-routine correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues regarding the Corporation’s financial statements or accounting policies; to review, evaluate and monitor (as applicable) the Corporation’s risk management program including the revenue protection program. This function should include: risk assessment; quantification of exposure; risk mitigation measures; and risk reporting; to review the adequacy of the resources of the finance and accounting group, along with its development and succession plans; to monitor and review communications received in accordance with the Corporation’s Internal Whistle Blowing Policy; following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of the work or access to required information and the cooperation that the independent auditor received during the course of the audit and review; (v) to discuss with the Chief Financial Officer any matters related to the financial affairs of the Corporation; (vi) to discuss with the Corporation’s management any significant legal matters that may have a material effect on the financial statements, the Corporation’s compliance policies, including material notices to or inquiries received from governmental agencies; (vii) to periodically review with management the need for an internal audit function; (viii) to review, and discuss with the Corporation’s Chief Executive Officer and Chief Financial Officer the procedure with respect to the certification of the Corporation’s financial statements pursuant to National Instrument 52-109 Certification of Disclosure B-6

Osisko Development Corp. Audit and Risk Committee Charter Page 6 in Issuer’s Annual and Interim Filings and any other applicable law or stock exchange rule; (ix) to create an agenda for the ensuing year; and (x) to set clear hiring policies regarding partners, employees and former partners and employees of the present and, as the case may be, former external auditors of the Corporation. 3. with respect to reporting and recommendations, (i) to prepare/review any report or other financial disclosures to be included in the Corporation’s annual information form and management information circular; (ii) to review and recommend to the Board of Directors for approval, the interim and audited annual financial statements of the Corporation, management’s discussion and analysis of the financial conditions and results of operations (MD&A) and the press releases related to those financial statements; (iii) to review and recommend to the Board of Directors for approval, the annual report, management’s assessment on internal controls and any other like annual disclosure filings to be made by the Corporation under the requirements of securities laws or stock exchange rules applicable to the Corporation; (iv) to review and reassess the adequacy of the procedures in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure referred to in paragraph 3(ii) above; (v) to prepare Committee report(s) as required by applicable regulators; (vi) to review this Charter at least annually and recommend any changes to the Board of Directors; (vii) to report its activities to the Board of Directors on a regular basis and to make such recommendations with respect to the above and other matters as the Committee may deem necessary or appropriate; (viii) to review quarterly the expenses of the Chief Executive Officer; and (ix) to establish and reassess the adequacy of the procedures for the receipt, retention and treatment of any complaint received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential anonymous submissions by employees of concerns regarding questionable accounting or auditing matters in accordance with applicable laws and regulations. 4. with respect to Related Party Transaction, (i) to review, discuss with management, and approve all related party transactions; (ii) review and approve, unless otherwise delegated to another committee by the Board, all transactions involving the Corporation and "related parties" as the term is defined in Multilateral Instrument 61-101 – Protection of Minority Security Holdings in Special Transaction or transaction required to be disclosed pursuant to Form 20-F, Item 7.B (collectively, "Related Party Transactions"); 5. with respect to Cyber Security; B-7

Osisko Development Corp. Audit and Risk Committee Charter Page 7 (i) to oversee the Corporation’s cyber security program; 6. with respect to Legal Compliance, (i) to review legal compliance matters with the Corporation’s General Counsel; V. RESOURCES AND AUTHORITY OF THE AUDIT AND RISK COMMITTEE The Committee shall have the resources and authority appropriate to discharge its responsibilities, as it shall determine, including the authority to engage external auditors for special audits, reviews and other procedures and to retain special counsel and other experts or consultants. The Committee shall have the sole authority to determine the terms of engagement and the extent of funding necessary (and to be provided by the Corporation) for payment of (a) compensation to the Corporation’s external auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation, (b) any compensation to any advisors retained to advise the Committee and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties. VI. ANNUAL EVALUATION At least annually, the Committee shall, in a manner it determines to be appropriate: i. perform a review and evaluation of the performance of the Committee and its members, including the compliance with this Charter; and ii. review and assess the adequacy of its Charter and recommend to the Board of Directors any improvements to this Charter that the Committee determines to be appropriate. This Charter was adopted by the Board of Directors on November 25, 2020 and ratified on December 4, 2020. This Charter was last reviewed on November 6, 2025. B-8